SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Extraordinary General Meeting

MANUAL FOR SHAREHOLDER'S PARTICIPATION

August 4th, 2016

BR
PETROBRAS

PETROBRAS

INDEX

Invitation	2
Notice of Meeting	3
Information to use the online vote	7
Public Power of Attorney Request	8
Items to be discussed in the Extraordinary General Meeting (EGM):
I. Amendment proposal of Petrobras’s By-Law:	9
Annex I – Proposals of Petrobras’s By-Law changes	12
Annex II – By-law’s Proposals changes Report	35
II. Consolidation of Bylaws to reflect the approved alterations	55
Annex I – Petrobras’s By-Law after changes	56
III. Election of member of Board of Directors	78
Annex I – Information concerning the member nominated to the Board of Directors, in accordance with items 12.6 to 12.10 of the Reference Form (article 10 of CVM Instruction 481).	79
IV. Waiver for Mr. Nelson Luiz Costa Silva, from 6-month “GRACE PERIOD” to hold a
position on Petrobras statutory body	80
Annex I – Nelson Luiz Costa Silva’s Resume	81

INVITATION

Date: August 04, 2016

Time: 3 pm

Address: Auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro

Agenda items:

Extraordinary General Meeting

I.	Amendment proposal of Petrobras’s By-Law;

II.	Consolidation of Petrobras´s By-Law to reflect the approved changes;

III.	Election of 1 member of the Board of Directors

IV.	Exempts, as provided for by article 2, X, of CGPAR resolution 15 of May 10, 2016, Mr. Nelson Luiz Costa Silva, from the six-month restriction period to hold a position on a Petrobras statutory body, given his recent work as CEO of BG South America, enabling his election to Petrobras’ Board of Directors to be evaluated.

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

PUBLIC NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby calls the shareholders of the Company to attend the Extraordinary General Meeting on August 4, 2016, at 3:00 pm, at the auditorium on the registered office, at Avenida República do Chile, 65, 1st floor, in the city of Rio de Janeiro (RJ), to decide on the following matters:

I.        Proposed reformulation of Petrobras’ Bylaws, as follows:

(i) Include explicitly the numbers, in addition to the mention of the numbers written out as words, between parentheses, to align with the standard already used throughout the Bylaws;

(ii) Adjust the wording of article 2, removing a comma and including “e” to improve the text; (iii) Adjust the wording of article 3, paragraph 2, to use the standardized term “wholly owned subsidiaries,” and to insert an explicit mention of the possibility of the Company’s corporate purpose being executed through its controlled companies and affiliates;

(iv) Adjust article 20 to increase the number of members of the Executive Board, given the creation of the new Executive Director for Strategy, Organization and Management System;

(v) Adjust the wording of article 21 to include the reference to the Law 13.303, of 06/30/2016 and other standards, regarding the appointment to management positions;

(vi) Include paragraph 3 in article 27 to regulate the hypotheses of the CEO’s position being vacant, requiring renumbering of the subsequent paragraphs;

(vii) Adjust article 28, paragraphs 4 and 5, to regulate the hypothesis that the right to compensatory remuneration terminates during the quarantine period, as well as the hypothesis of the return of such remuneration, in accordance with CGPAR Resolution 14 of May 10, 2016, requiring renumbering of the subsequent paragraphs;

(viii) Adjust article 29, item II, to clarify that the strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, will be proposed to the Board of Directors by the Executive Board, in line with article 34, I, “b” of the Bylaws;

(ix) Insert part XI in the article 29 to include, among the duties of the Board of Directors, approval of the Appointment Policy for members of the Board of Directors, Audit Council and Executive Board, which once approved will be widely disclosed;

(x) Insert parts XV to XVIII in article 30, to include new duties of the Board of Directors, in accordance with CGPAR Resolution 16 of May 10, 2016;

(xi) Adjust article 30 to rename the sole paragraph as a paragraph 1 and to insert paragraphs 2 to 9, which regulate the composition of the Audit Committee, its duties and other specific features, in line with CGPAR Resolution 12 of May 10, 2016;

(xii) Adjust article 34 to explicitly state, in item I, that the Executive Board must not just evaluate, but also approve the matters that will submitted to the Board of Directors for approval;

(xiii) Adjust article 35, sole paragraph, to rename the “Statutory Technical Committee for Human Resources, Health, Environment, Safety and Services” for “Corporate Affairs Committee,” and increase the number of Statutory Technical Committees, given the creation of the Committee for Strategy, Organization and Management System, reporting to the new Executive Director;

(xiv) Adjust paragraph 1 of article 36 to remove the individual duty of the CEO to produce the technical and financial assessment criteria for investment projects, while maintaining the duty to submit these criteria to the Executive Board for approval; and to establish his role as a focal point for information to be provided to the Company’s Board of Directors. The duty to approve the rules and procedures of units was also moved to the paragraph 9, given that this duty is shared by all members of the Executive Board, necessitating the renumbering of the other items;

(xv) Alter paragraph 2 of article 36 to specify the new denomination of the Director for Production Development & Technology, who will now be the Executive Director for Production Development & Technology;

(xvi) Alter paragraph 3 of article 36 to specify the new denomination of the Director for Exploration & Production, who will now be the Executive Director for Exploration & Production, and remove the duty to manage the asset portfolio;

(xvii) Alter paragraph 4 of article 36 to specify the new denomination of the Director for Refining and Natural Gas, who will now be the Executive Director for Refining and Natural Gas;

(xviii) Alter paragraph 5 of article 36 to specify the new denomination of the Chief Financial Officer and Investor Relations Director, who will now be the Chief Financial Officer and Investor Relations Executive Director, and in the item VI, remove the word “and” before the word “monitoring,” in order to improve the wording;

(xix) Alter paragraph 6 of article 36 to specify the new denomination of the Director for Human Resources, Health, Environment, Safety and Services, who will now be the Executive Director for Corporate Affairs;

(xx) Alter paragraph 7 of article 36 to specify the new denomination of the Director for Governance, Risk and Compliance, who will now be the Executive Director for Governance, Risk and Compliance, and in item II, include an explicit mention of the reporting to the Executive Board of the effects of risks on Petrobras’ results;

(xxi) Insert the paragraph 8 in article 36, to describe the individual duties of the new Executive Director for Strategy, Organization and Management System, requiring the renumbering of the following paragraph;

(xxii) ) In what is now paragraph 9 of article 30, item I, replace the word “strategic” with the expression “strategic plan,” in order to improve the wording, and among the duties of the

CEO and each Executive Director, insert item VII, which provides for the approval of rules and procedures for performing the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan;

(xxiii) Adjust the wording of article 40, item IX, to use the standardized term “wholly owned subsidiaries,” and include, among the duties of General Shareholders’ Meetings, the hypothesis of the disposal of debentures convertible into shares in Petrobras subsidiaries, given that this operation could also lead to the loss of control. In paragraph 1, the mention of item XIV has also been rectified, in order to correctly refer to item XI;

(xxiv) Adjust the wording of article 43 to include reference to Law 13,303, of 06.30.2016 and other standards rules, and;

(xxv) Adjust the wording of article 48, to use the standardized term “wholly owned subsidiaries”.

II. Consolidation of the Bylaws to reflect the approved alterations;

III. Election of a member of the Board of Directors, appointed by the controlling shareholder, in line with article 150 of the Corporation Law (Law 6,404 of 1976) and article 25 of the Company’s Bylaws;

IV. Waiver, pursuant to article 2, item X of CGPAR Resolution 15 of May 10, 2016, for Mr. Nelson Luiz Costa Silva, from the six-month period of restriction to hold a position on a Petrobras statutory body, given his recent work as CEO of BG South America, to enable his election to Petrobras’ Board of Directors to be evaluated.

People attending the Meeting must prove their status as a shareholder, pursuant to article 126 of the Law 6,404 of December 15, 1976. Wishing to be represented, shareholders must attend the requirements of paragraph 1 of article 126 of the aforementioned law, and article 13 of Petrobras’ Bylaws, by showing the following documents:

i) Representative’s identity card; ii) A power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of the principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.

In the event of stock loan, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

Furthermore, the shareholders may choose to vote the matters contained in this Notice of Meeting upon use of the public power of attorney request, as per CVM Instruction No. 481, of December 17th, 2009.

Electronic powers of attorney will be received upon platform Online Meetings, on the website http://www.assembleiasonline.com.br. For such purpose, shareholders must register in such platform.

The Company announces that it has not adopted the remote voting bulletin system, as described in CVM Instructions 561 of April 7, 2015, which will be mandatory as of 2017, in accordance with CVM Instructions 570 of November 18, 2015.

All documents concerning the matters to be resolved at the Extraordinary Meetings of Shareholders will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission -CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17th, 2009.

Rio de Janeiro, July 04, 2016

Luiz Nelson Guedes de Carvalho

Chairman of the Board of Directors

INFORMATION TO USE THE ONLINE VOTE

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at ‘Assembleias Online’, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, ‘Assembleias Online’ has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17th, 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between July 20th and August 02nd 2016.

For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

This proxy is valid only for the Shareholders General Meeting to be held on August 04th, 2016.

PUBLIC POWER OF ATTORNEY REQUEST

Rio de Janeiro, July 05th, 2016, Petróleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Extraordinary General Meeting, to be held on August 04th, 2016, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform ASSEMBLEIAS ONLINE, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between July 20th and August 02nd 2016.

The electronic participation at the Extraordinary General Meetings is not available for the ADR’s holders.

Please refer to the item “Information to vote” as contained in this Manual for Shareholder´s Participation.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

INFORMATION FOR SHAREHOLDERS

ITEM I

REFORMULATION OF ALTERATIONS TO PETROBRAS’ BYLAWS

On April 28, 2016, the General Shareholders’ Meeting approved a reformulation of Petrobras’ Bylaws to reflect its new Corporate Governance Model, creating mechanisms for greater control and compliance, and expanding the levels of accountability, establishing individual duties for the members of the Executive Board and the creation of Statutory Technical Committees, with the same duties and responsibilities imposed on management, in accordance with article 160 of Law 6,404/76.

On May 12, 2016, the Inter-Ministerial Commission on Corporate Governance and Management of the Federal Government’s Equity Stakes (CGPAR) issued Resolutions 8 to 18, generating the need to adapt Petrobras’ Bylaws to comply with certain determinations, especially in CGPAR Resolutions 12, 14, 15 and 16.

The Company’s management have also identified the need to add to the Bylaws its activities related to its Strategic, Multi-Year and Annual Plans, ensuring the management of spending processes, investment projects and the execution of strategies with more dynamic decision making, as well as the need to focus on revising management processes.

Accordingly, the creation of a new Executive Department for Strategy, Organization and Management System will be proposed.

The new board perfects corporate governance changes implemented from 04.28.2016 and expands the focus on management processes.

In addition, opportunities to improve the wording of the Bylaws have been identified, mostly mere adjustments to drafting.

As the reformulation of the Bylaws is the responsibility of General Shareholders’ Meetings, this proposal is therefore submitted to the General Shareholders’ Meeting, in line with the attached copy of the Bylaws, in which the proposed alterations are highlighted.

(i) Include explicitly the numbers, in addition to the mention of the numbers written out as words, between parentheses, to align with the standard already used throughout the Bylaws;

(ii) Adjust the wording of article 2, removing a comma and including “e” to improve the text; (iii) Adjust the wording of article 3, paragraph 2, to use the standardized term “wholly owned subsidiaries,” and to insert an explicit mention of the possibility of the Company’s corporate purpose being executed through its controlled companies and affiliates;

(iv) Adjust article 20 to increase the number of members of the Executive Board, given the creation of the new Executive Director for Strategy, Organization and Management System;

(v) Adjust the wording of article 21 to include the reference to the Law 13.303, of 06/30/2016 and other standards, regarding the appointment to management positions;

(vi) Include paragraph 3 in article 27 to regulate the hypotheses of the CEO’s position being vacant, requiring renumbering of the subsequent paragraphs;

(vii) Adjust article 28, paragraphs 4 and 5, to regulate the hypothesis that the right to compensatory remuneration terminates during the quarantine period, as well as the hypothesis of the return of such remuneration, in accordance with CGPAR Resolution 14 of May 10, 2016, requiring renumbering of the subsequent paragraphs;

(viii) Adjust article 29, item II, to clarify that the strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, will be proposed to the Board of Directors by the Executive Board, in line with article 34, I, “b” of the Bylaws;

(ix) Insert part XI in the article 29 to include, among the duties of the Board of Directors, approval of the Appointment Policy for members of the Board of Directors, Audit Council and Executive Board, which once approved will be widely disclosed;

(x) Insert parts XV to XVIII in article 30, to include new duties of the Board of Directors, in accordance with CGPAR Resolution 16 of May 10, 2016;

(xi) Adjust article 30 to rename the sole paragraph as a paragraph 1 and to insert paragraphs 2 to 9, which regulate the composition of the Audit Committee, its duties and other specific features, in line with CGPAR Resolution 12 of May 10, 2016;

(xii) Adjust article 34 to explicitly state, in item I, that the Executive Board must not just evaluate, but also approve the matters that will submitted to the Board of Directors for approval;

(xiii) Adjust article 35, sole paragraph, to rename the “Statutory Technical Committee for Human Resources, Health, Environment, Safety and Services” for “Corporate Affairs Committee,” and increase the number of Statutory Technical Committees, given the creation of the Committee for Strategy, Organization and Management System, reporting to the new Executive Director;

(xiv) Adjust paragraph 1 of article 36 to remove the individual duty of the CEO to produce the technical and financial assessment criteria for investment projects, while maintaining the duty to submit these criteria to the Executive Board for approval; and to establish his role as a focal point for information to be provided to the Company’s Board of Directors. The duty to approve the rules and procedures of units was also moved to the paragraph 9, given that this duty is shared by all members of the Executive Board, necessitating the renumbering of the other items;

(xv) Alter paragraph 2 of article 36 to specify the new denomination of the Director for Production Development & Technology, who will now be the Executive Director for Production Development & Technology;

(xvi) Alter paragraph 3 of article 36 to specify the new denomination of the Director for Exploration & Production, who will now be the Executive Director for Exploration & Production, and remove the duty to manage the asset portfolio;

(xvii) Alter paragraph 4 of article 36 to specify the new denomination of the Director for Refining and Natural Gas, who will now be the Executive Director for Refining and Natural Gas;

(xviii) Alter paragraph 5 of article 36 to specify the new denomination of the Chief Financial Officer and Investor Relations Director, who will now be the Chief Financial Officer and Investor Relations Executive Director, and in the item VI, remove the word “and” before the word “monitoring,” in order to improve the wording;

(xix) Alter paragraph 6 of article 36 to specify the new denomination of the Director for Human Resources, Health, Environment, Safety and Services, who will now be the Executive Director for Corporate Affairs;

(xx) Alter paragraph 7 of article 36 to specify the new denomination of the Director for Governance, Risk and Compliance, who will now be the Executive Director for Governance, Risk and Compliance, and in item II, include an explicit mention of the reporting to the Executive Board of the effects of risks on Petrobras’ results;

(xxi) Insert the paragraph 8 in article 36, to describe the individual duties of the new Executive Director for Strategy, Organization and Management System, requiring the renumbering of the following paragraph;

(xxii) ) In what is now paragraph 9 of article 30, item I, replace the word “strategic” with the expression “strategic plan,” in order to improve the wording, and among the duties of the CEO and each Executive Director, insert item VII, which provides for the approval of rules and procedures for performing the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan;

(xxiii) Adjust the wording of article 40, item IX, to use the standardized term “wholly owned subsidiaries,” and include, among the duties of General Shareholders’ Meetings, the hypothesis of the disposal of debentures convertible into shares in Petrobras subsidiaries, given that this operation could also lead to the loss of control. In paragraph 1, the mention of item XIV has also been rectified, in order to correctly refer to item XI;

(xxiv) Adjust the wording of article 43 to include reference to Law 13,303, of 06.30.2016 and other standards rules, and;

(xxv) Adjust the wording of article 48, to use the standardized term “wholly owned subsidiaries”.

Please find attached a copy of the Bylaws, in which the proposed modifications are highlighted, and a comparative chart showing the proposed alterations to the Bylaws and their justifications.

BYLAWS OF PETRÓLEO BRASILEIRO S.A. (PETROBRAS)

Chapter I – Nature, Headquarters and Purpose of the Company

Article 1 – Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Corporation Law (Law 6,404 of December 15, 1976) and these Bylaws.

Sole paragraph: The Federal Government will exercise its control by means of the ownership and possession of at least 50% (fifty percent) plus 1 (one) share of the Company’s voting capital.

Article 2 – Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, state of Rio de Janeiro, and it may establish, in Brazil and abroad, subsidiaries, agencies, branches and offices.

Article 3 – The Company’s purpose is the exploration, extraction, refining, processing, sale and transportation of oil from wells, shale or other rocks, oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. It may research, develop, produce, transport, distribute and sell all forms of energy, and engage in any other related or similar activities.

Section 1 – The Company will carry out the economic activities related to its corporate purpose in free competition with other companies, in line with market conditions and the other principles and guidelines of Law 9,478 of August 6, 1997 and Law 10,438 of April 26, 2002.

Section 2 – Petrobras may perform any of the activities related to its corporate purpose, directly or through its wholly owned subsidiaries, controlled companies or affiliates, alone or in association with third parties, in Brazil or abroad.

Chapter II – Capital Ownership, Shares and Shareholders

Article 4 – The capital stock is R$205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) no-par-value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) are preferred shares.

Section 1 – Increases in the capital stock via share issues will be submitted in advance to a General Shareholders’ Meeting for decision making.

Section 2 – If the Board of Directors so decides, the Company may acquire its own shares to keep in the treasury, cancel or subsequently dispose of, up to the amount of the balance of earnings and available reserves, except the minimum legal reserve, without reducing the size of the capital stock, in accordance with prevailing legislation.

Section 3 – The capital stock may be expanded by issuing preferred shares, without maintaining the ratio with common shares, but within the legal limit of two-thirds of the total capital stock, and respecting the preemptive rights of all shareholders.

Article 5 – The Company’s shares will be common shares, with voting rights, and preferred shares, always without voting rights.

Section 1 – Preferred shares may not be converted into common shares, or vice versa.

Section 2 – Preferred shares will have priority in the event of capital reimbursement and the distribution of the 5% (five percent) minimum dividend, calculated on the part of capital represented by this kind of shares, or 3% (three percent) of the equity share value, always with the higher prevailing, participating equally with common shares in capital stock increases arising from the incorporation of reserves and earnings.

Section 3 – Preferred shares will participate non-cumulatively, on equal conditions with the common shares, in the distribution of dividends, whenever they are higher than the minimum percentage as guaranteed to them in the preceding paragraph.

Article 6 – Shares will be paid-in in accordance with the rules established at General Shareholders’ Meetings. In the case of a shareholder's default and irrespective of appeals, the Company may initiate the execution and determine the sale of the shares at that shareholder's expense and risk.

Article 7 – The Company’s shares, all of them book entry shares, will be kept in the name of their holders, in a deposit account at a financial institution authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, CVM) without the issuance of certificates.

Article 8 – Shareholders will be entitled to dividends every financial year and/or additional payments on shareholders’ equity, which must not be less than 25% (twenty-five percent) of net adjusted earnings, according to the Corporation Law, and divided pro rata by the shares into which the capital of the Company is divided.

Article 9 – Unless decided otherwise at a General Shareholders’ Meeting, the Company will pay the dividends and make the additional payments on shareholders’ equity within 60 (sixty) days following the date they are announced and, in any case, within the corresponding financial year, in accordance with the pertinent legal rules.

Sole paragraph: If so determined by the Board of Directors, the Company may advance amounts to its shareholders as dividends or additional payments on shareholders’ equity, adjusted by the SELIC benchmark interest rate as of the date of actual payment, until the end of the respective financial year, in the manner foreseen in article 204 of Law 6,404 of 1976.

Article 10 – Dividends not claimed by shareholders within 3 (three) years as of the date they were placed at shareholders’ disposal shall prescribe in behalf of the Company.

Article 11 – The amounts of dividends and additional payments on shareholders’ equity, due to the National Treasury and other shareholders, will be subject to financial charges equivalent to the SELIC benchmark interest rate as of the end of the financial year until actual collection or payment, without detriment to the incidence of interest on arrears when such collection does not take place on the date established by a General Shareholders’ Meeting.

Article 12 – In addition to the Federal Government in its capacity as controlling shareholder of the Company, individuals or legal entities, either Brazilian or foreign, resident in Brazil or otherwise, may be shareholders.

Article 13 – Shareholders may be represented at General Shareholders’ Meetings in the manner specified in Article 126 of Law 6,404 of 1976, either by attending them personally, or by previously submitting a statement issued by the depository financial institution together with their identity document or a power of attorney with special powers.

Section 1 – The Federal Government will be represented at the Company’s General Shareholders’ Meetings in accordance with specific federal legislation. Section 2 – At General Shareholders’ Meetings that elect members of the Board of Directors, the right to vote of shareholders that hold preferred shares is conditional upon compliance with the condition established in Section 6 of article 141 of Law 6,404 of 1976, proving uninterrupted ownership of the shares for a period of at least 3 (three) months immediately prior to the holding of the Meeting.

Chapter III – Wholly Owned Subsidiaries, Controlled Companies and Affiliates

Article 14 – For the strict performance of activities related to its corporate purpose, Petrobras may, according to the authority granted by Law 9,478 of 1997, set up wholly owned subsidiaries as well as associate itself, in a majority and/or minority position, with other companies.

Article 15 – In accordance with Law 9,478 of 1997, Petrobras and its wholly owned subsidiaries, controlled companies and affiliates may acquire shares or quotas in other companies, participate in special purpose entities, and associate themselves with domestic or foreign companies, and constitute with them consortia, either as lead company or otherwise, in order to expand activities, combine technologies and increase investments in activities related to its corporate purpose.

Article 16 – Petrobras’ governance rules and the common corporate rules established by Petrobras, by means of technical, administrative, accounting, financial and legal guidelines, fully apply to its wholly owned subsidiaries and controlled companies, and as far as possible, to affiliates, in line with the decisions of the administrative bodies of each company and the strategic plan approved by Petrobras’ Board of Directors.

Chapter IV – Management of the Company

Section I – Board Members and Executive Directors

Article 17 – Petrobras will be led by a Board of Directors, with decision-making functions, and an Executive Board.

Article 18 – The Board of Directors will consist of between 5 (five) and 10 (ten) members. General Shareholders’ Meetings will be responsible for appointing from among them the Chairman of the Board. The term of office of all members may not exceed 2 (two) years. Members may be reelected.

Section 1 – If the position of the Chairman of the Board becomes vacant, a substitute will be elected at the first ordinary meeting of the Board of Directors, to serve until the next General Shareholders’ Meeting.

Section 2 – The member of the Board of Directors appointed in the manner described at the start of this article may be reelected at most 2 (two) consecutive times.

Section 3 – In the case of the member of the Board of Directors elected by employees, the reelection limit must comply with prevailing legislation and regulations.

Section 4 – The functions of the Chairman of the Board of Directors and the Company’s Chief Executive Officer may not be held by the same person.

Article 19 – In the process by which the members of the Board of Directors are elected at General Shareholders’ Meetings, the following rules will be complied with: I- Minority shareholders are guaranteed the right to elect one board member, if a higher number is not assigned to them by the multiple vote process; II- Preferred shareholders representing collectively at least 10% (ten percent) of the share capital, excluding the controlling shareholder, are entitled to appoint and remove 1 (one) member of the Board of Directors, in a separate vote at General Shareholders’ Meetings; III- Whenever, cumulatively, a Board of Directors election occurs by the multiple vote system and the common or preferred shareholders exercise the right to elect a board member, the Federal Government will be entitled to elect as many board members as those elected by the other shareholders and employees, plus one, regardless of the number of board members established in article 18 hereof; IV- Employees are entitled to appoint one (1) member of the Board of Directors in a separate vote, by direct vote, as provided for in Section 1 of article 2 of Law 12,353 of December 28, 2010.

Article 20 – The Executive Board will be composed of a Chief Executive Officer, chosen by the Board of Directors from among its members, and 7 (seven) Executive Directors, elected by the Board of Directors, chosen from among Brazilians resident in Brazil, for a term of office that may not exceed 3 (three) years. Their reelection is permitted and they may be removed at any time. Section 1 – In choosing and electing the members of the Executive Board, the Board of Directors must consider their professional qualifications, proven knowledge and specialization in the respective areas of contact in which these managers will operate, in accordance with the Basic Organizational Plan.

Section 2 – The members of the Executive Board will perform their duties on a full-time basis, dedicating themselves exclusively to Petrobras. However, if justified to and approved by the Board of Directors, they may be permitted to simultaneously perform management roles at the Company’s wholly owned subsidiaries, controlled companies and affiliates, and in exceptional cases, to serve on the Board of Directors of other companies.

Article 21 – Appointments to management roles at the Company will comply with the requirements and impediments are subjected to Law 13.303 of 2016 and others applicable regulations ~~specified in this article and in prevailing legislation the conditions imposed by article 147 and complemented by those provided for in article 162 of Law 6,404 of 1976.~~

Section 1 – ~~People who have ascendants, descendants or collateral relatives in positions on the Company’s Board of Directors, Executive Board or Audit Council may not be appointed to management roles.~~ The appointment of the employees’ representative on the Board of Directors is subject to Law 12,353 of 2010 ~~The requirement to have a university degree does not apply to this person, nor the prohibition related to the election of employees for the position, contained respectively at the start and in Section 2 of article 162 of Law 6,404 of 1976~~.Article 22 – Members of the Board of Directors and Executive Board will formally by installed in their position by signing a declaration of acceptance of office in the book of minutes of the Board of Directors and Executive Board, respectively. Section 1 – The declaration of acceptance of office must contain, under penalty of nullity: (i) an indication of at least one domicile where the administrator may receive summonses and subpoenas for administrative and judicial proceedings related to acts they have performed, which will be deemed served by means of delivery at the indicated domicile. This domicile may only be altered through written notice to the Company; (ii) acceptance of contracts that may be entered into by Petrobras with stock exchanges or over-the-counter market entities registered with the Brazilian Securities and Exchange Commission, in order to adopt the corporate governance standards established by these entities, accepting responsibility for compliance with these contracts and the respective regulations for differentiated corporate governance practices, if applicable; and

(iii) acceptance of the terms of the arbitration clause set forth in article 58 of these Bylaws and other terms established by legislation and the Company.

Section 2 – The installation of a board member resident or domiciled abroad is conditional upon the appointment of a representative who resides in Brazil, with powers to receive summonses in lawsuits initiated against this member, based on corporate law, by means of a power of attorney valid for at least 3 (three) years after the end of the member’s term of office.

Section 3 – Prior to their installation and also upon departing from office, the members of the Board of Directors and Executive Board will submit a statement of assets, to be filed at the Company.

Article 23 – The members of the Board of Directors and Executive Board will be liable, in accordance with article 158 of Law 6,404 of 1976, individually and jointly, for the acts they practice and any losses to the Company resulting from them. They are prohibited from participating in decision making concerning operations involving companies in which they own a stake of more than 10% (ten percent), or in which they have held a management position in the period immediately prior to their installation at the Company.

Section 1 – The Company will ensure the defense in judicial and administrative proceedings of its present and past officers, and maintain a long-term insurance contract on their behalf to shield them from liabilities resulting from acts arising from the performance of their position or function, covering the whole period when they performed their respective terms of office.

Section 2 – The guarantee provided for in the previous paragraph extends to the members of the Audit Council, as well as all employees and agents who legally act through delegation by the Company’s officers.

Article 24 – A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors will forfeit his office.

Article 25 – In the case of a vacant position on the Board of Directors, a substitute member will be appointed by the remaining members, to serve until the next General Shareholders’ Meeting, as provided for in article 150 of Law 6,404 of 1976.

Section 1 – A member of the Board of Directors or Executive Board elected as a substitute will complete the term of office of the member he replaces, and once this term has elapsed, he will remain in the post until the installation of his successor.

Section 2 – If the member of the Board of Directors representing employees does not conclude his term of office, the following will occur:

I- The person who received the second most votes will take over the position, if the term is not yet halfway through;

II- New elections will be called, if the term is more than halfway through.

Section 3 – In the hypothesis described in Section 2, the substitute board member will complete the term of office of the member he replaces.

Article 26 – The Company will be represented, in and out of court, individually by the Chief Executive Officer, or jointly by at least 2 (two) Executive Directors, who may appoint proxies or representatives.

Article 27 – The Chief Executive Officer and the Executive Directors may not be absent from their office, over the course of a year, for more than 30 (thirty) days, whether or not they are consecutive, without being licensed or authorized by the Board of Directors.

Section 1 – The Chief Executive Officer and Executive Directors will be entitled to 30 (thirty) days of paid leave every year. They may not receive double pay for leave not taken during the previous year.

Section 2 – It is incumbent upon the Chief Executive Officer to designate from among the Executive Directors his possible substitute.

Section 3 – If the position of Chief Executive Officer should become vacant, the Chairman of the Board of Directors will appoint a substitute from among the other members of the Executive Board until a substitute CEO has been appointed in accordance with the terms of article 20.

Section 4 – In the event of absence or impediment of an Executive Director, his functions will be taken over by a substitute chosen by him, from among the other members of the Executive Board or one of his direct subordinates, the latter for a maximum period of 30 (thirty) days.

Section 5 – In the event a subordinate is appointed, conditional upon approval from the Chief Executive Officer, he will take part in all of the Executive Director’s routine activities, including at board meetings, to provide guidance on issues in the area of contact of the respective Executive Director, but without exercising the right to vote.

Article 28 – After the end of the management period, the former members of the Executive Board, Board of Directors and Audit Council are impeded, for a period of 6 (six) months, counting from the end of the term, if a longer period is not established in regulations, from: I- accepting a management or Audit Council member position, performing activities or providing any services at companies that are the Company’s competitors; II- accepting a management or Audit Council member position, or establishing an employment relationship with an individual or legal entity with which they have had a direct and relevant official relationship in the six months prior to the end of their term, if a longer period is not established in regulations; and III- sponsoring, directly or indirectly, the interests of an individual or legal entity, in dealings with a federal government administrative entity with which they have had a direct and relevant official relationship in the six months prior to the end of their term, if a longer period is not established in regulations.

Section 1 – Any periods of paid annual leave not taken are included in the period referred to at the start of this article.

Section 2 – During the period of impediment, former members of the Executive

Board, Board of Directors and Audit Council will be entitled to compensatory remuneration equivalent only to monthly fees for the function they held.

Section 3 – Compensatory remuneration will not be payable to former members of the Executive Board, Board of Directors and Audit Council who decide to return, before the end of the impediment period, to their function or position, or a superior one, which they held in the public or private sector before their installation.

Section 4 – ~~A violation of the six-month impediment will lead to the repayment of sums already received~~Without prejudice to other appropriate sanctions, former members of the Executive Board, Board of Directors and Audit Council will lose the right to compensatory remuneration if: I – any of the hypotheses that constitute a conflict of interest, as described in article 5 of Law 12,813 of May 16, 2013; II – they are convicted in court, by a final ruling, of crimes against the public administration; III – they are convicted in court, by a final ruling, of administrative misconduct; or IV – they are stripped of their pension, dismissed or removed from their senior public sector position; Section 5 – In the cases provided for in Section 4, former members of the Executive Board, Board of Directors and Audit Council must repay their compensatory remuneration, plus a fine of 20% (twenty percent) of the total compensatory remuneration that would be due in the period, without prejudice to compensation for losses and damages that may be caused.

Section 6 – The beginning of the payment of compensatory remuneration will be preceded by formal consultation of the Ethics Commission of the Presidency of the Republic pursuant to article 8 of Law 12,813/2013.

Section II – Board of Directors

Article 29 – The Board of Directors is Petrobras’ highest guidance and management body. It is responsible for:

I- establishing general orientation for the Company’s business, defining its mission, strategic objectives and guidelines;

II- approving strategic plans proposed by the Executive Board, as well as the respective plurennial plans and annual spending and investment programs;

III- overseeing the management of the Executive Board and its members, and giving them duties, examining the Company’s books and papers at any time;

IV- evaluating performance results;

V- approving, annually, the amount above which acts, contracts or operations, although the responsibility of the Executive Board or its members, must be submitted to the Board of Directors for approval;

VI- deciding on the issuing of debentures not convertible into shares and without a secured guarantee;

VII- establishing the Company’s global policies, including commercial, financial, risk, investment, environmental and human resources strategic management;

VIII- approving the transfer of the ownership of Company assets, including concession contracts and authorizations regarding oil refining, natural gas processing, and the transportation, importing and exporting of oil, oil products and natural gas. Limits for the practice of these acts by the Executive Board or its members may be established;

IX- approving the Election Rules for choosing the member of the Board of Directors elected by employees;

X- approving plans regarding the entry, careers, succession benefits and disciplinary regime of Petrobras employees; XI- approving the Appointment Policy, which contains minimum requirements to appoint members of the Board of Directors, Audit Council and Executive Board, widely disclosed to shareholders and the market, in accordance with applicable legislation.

Sole paragraph: The establishment of the human resources policy referred to in part VII may not involve the participation of the board member who represents employees, if the discussions and decisions on the agenda involve union relations, remuneration, benefits and advantages, including private pensions and assistance, because in these cases there would be a conflict of interest.

Article 30 – The Board of Directors is also tasked with deciding on the following matters:

I- The Basic Organizational Plan and its amendments, as well as the assignment to the members of the Executive Board, as proposed by the Chief Executive Officer, of duties corresponding to the areas of contact defined in this Plan;

II- Approval of appointments and dismissals of the Company’s Executive Managers, as proposed by the Executive Board, based on the criteria established by the Board of Directors itself;

III- Authorization to acquire shares issued by the Company to keep in the treasury, cancel or subsequently dispose of, except in cases that are the responsibility of General Shareholders’ Meetings, in accordance with legal, regulatory and statutory provisions;

IV- Approval of the exchange of securities issued by the Company;

V- Election and dismissal of members of the Executive Board;

VI- Establishment of wholly owned subsidiaries, stakes in controlled companies or affiliates, or the termination of such interests, as well as the acquisition of shares or quotas in other companies;

VII- The calling of General Shareholders’ Meetings, in the cases provided by law, publishing the respective public notice at least 15 (fifteen) days in advance;

VIII- Approval of a Code of Best Practices and the Internal Rules of the Board of Directors;

IX- Approval of Petrobras’ Corporate Governance Policy and Guidelines;

X- Selection and dismissal of independent auditors, which may not provide the

Company with consulting services during the contract term;

XI- Management report and accounts of the Executive Board;

XII- Selection of the members of Board Committees, from among its members and/or from among people of proven experience and technical expertise in the market, in line with the specialty of the respective Committee, and approval of the duties and operating rules of the Committees;

XIII- Matters that, due to a legal provision or decision by a General Shareholders’ Meeting, are subject to its decision making;

XIV- Approval of integrity and compliance criteria, as well as other relevant criteria and requirements applicable to the election of members of the Executive Board and the appointment of Executive Managers;

XV- Analysis, at least quarterly, of the balance sheet and other financial statements produced periodically by the Company;

XVI- Supervision of risk management and internal control systems;

XVII- Identification of the existence of assets not being used by the Company and evaluation of the need to maintain them;

XVIII- Approval of the inclusion of subjects in the instrument to call General Shareholders’ Meetings, without using the term “general subjects”;

XIX- Any cases missing from these Bylaws.

~~Sole paragraph~~Section 1 – The Board of Directors will have 5 (five) Advisory Committees, with specific analysis and recommendation duties regarding certain subjects, reporting directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health, Environment and Safety Committee; and Remuneration and Succession Committee.

I- The opinions of the Committees do not constitute a necessary condition for the submission of matters to the Board of Directors for examination and decision making;

II- The committee members may attend all Board of Directors meetings as guests;

III- The composition and operating rules of the Committees will be established in rules to be approved by the Board of Directors.

Section 2 – The Audit Committee will be composed of between 3 (three) and 5 (five) members of the Company’s Board of Directors, with the following duties, without prejudice to other ones provided for in legislation or internal rules:

I– Give opinions about the hiring and removal of the independent auditor to carry out independent external audits or any other services;

II– Supervise the activities of the independent auditors, in order to evaluate their independence, the quality of the services provided and the appropriateness of the services provided in line with the needs of the Company, the internal control area, the internal audit area, and the financial statement production area;

III– Monitor the quality and integrity of internal control mechanisms, the Company’s quarterly information, intermediate and final financial statements, and information and measurements disclosed, based on adjusted accounting data and non-accounting data that adds elements not provided for in the structure of normal financial statement reports;

IV– Evaluate and monitor the Company’s risk exposure, when necessary requesting detailed information about policies and procedures related to the remuneration of management, the use of company assets and the expenses incurred on behalf of the Company;

V– Evaluate and monitor, together with the management and the internal audit area, the appropriateness of transactions with related parties executed by the Company and the respective disclosure; and

VI– Produce an annual summary report, to be presented together with the financial statements, containing a description of its activities, its results and conclusions reached, recommendations made, and any situations in which there are significant differences of opinion between the Company’s management, the independent auditors and CAE with regard to the Company’s financial statements.

Section 3 – The Audit Committee will have operational autonomy and budgetary allocations, annual or by project, determined by the Audit Committee itself and submitted to the Board of Directors for analysis and ratification, to conduct or determine the holding of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent specialists, and paying for ordinary expenses.

Section 4 – At least one member of the Audit Committee must be a financial specialist, with proven knowledge of company accounting, audits and finance.

Section 5 – All members of the Audit Committee will be independent. This requirement will be met in line with the following impediments:

I- They must not be or have been in the last five years:

a) a member of the Executive Board of Petrobras or a company that is directly or indirectly its subsidiary, parent company, affiliate or jointly controlled company;

b) an employee of Petrobras or a company that is directly or indirectly its subsidiary, parent company, affiliate or jointly controlled company;

c) a technician, director, manager, supervisor or any other managerial member of the team involved in audit work at Petrobras; or

d) a member of the Audit Council of Petrobras or a company that is directly or indirectly its subsidiary, parent company, affiliate or jointly controlled company;

II- They must not be the spouse, direct relative or collateral relative up to the third degree and, by affinity, up to the second degree, of a person referred to in part “a,” items 1 and 3, and part “c”;

III- They must not hold any position or function in the ambit of the Federal Government.

Section 6 – Members of the Committee will only be entitled to their Board of Directors remuneration.

Section 7 – The term of Audit Committee members is two years, and it may be renewed up to a limit of five years.

Section 8 – Audit Committee members may only rejoin the Committee at least three years after the end of their previous term.

Section 9 – The Audit Committee must work for at least 40 hours per month.

Article 31 – The Board of Directors may order inspections, audits or the disclosure of accounts at the Company, as well as the hiring of specialists, experts or external auditors, to provide more information on matters subject to its decision making.

Article 32 – The Board of Directors will meet with the attendance of the majority of its members, upon being convened by its Chairman or the majority of its members, ordinarily at least every thirty days, and extraordinarily whenever necessary.

Section 1 – If required, members of the Board of Directors may participate in a meeting by telephone, videoconference or other communication means capable of ensuring effective participation and the authenticity of their respective vote. In such cases, these members of the Board of Directors will be deemed present at the meeting and their votes will be deemed valid for all legal purposes and incorporated into the minutes of the meeting.

Section 2 – Matters submitted to the Board of Directors for appreciation will be accompanied by the decisions of the Executive Board, the statements of the technical area or relevant Committee, and a legal opinion whenever necessary to examine the subject.

Section 3 – The Chairman of the Board of Directors, at his own initiative or at the request of any of its members, may call members of the Company’s Executive Board to attend the meetings and to provide clarifications or information about the subjects being discussed.

Section 4 – The Board of Directors will take its decisions by majority vote of the members present, and they will be recorded in the book of minutes.

Section 5 – In the event of a tie, the Chairman of the Board of Directors will have the deciding vote.

Section III – Executive Board

Article 33 – The Executive Board and its members are responsible for managing the Company’s business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Sole paragraph: The Board of Directors may delegate duties to the Executive Board, except those explicitly provided for in corporate law and in line with the levels of authorities established in such delegation.

Article 34 – Responsibilities of the Executive Board:

I- Evaluate, approve and submit for the approval of the Board of Directors:

a) the foundations and guidelines for producing the strategic plan, annual programs and pluriannual plans;

b) the Company’s strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, together with the respective projects;

c) the Company’s operating cost and investment budgets;

d) the results of the performance of the Company’s activities.

e) appointments of the Company’s Executive Managers, based on the criteria established by the Board of Directors.

f) plans related to the entry, careers, succession, benefits and disciplinary regime of Petrobras employees.

II- Approve:

a) technical and financial evaluation criteria for investment projects, together with the respective plans for delegation of responsibility for their execution and implementation;

b) criteria for the economic use of producing areas and the minimum coefficient of oil and gas reserves, in accordance with specific legislation;

c) the Company’s pricing policy and basic structures for the prices of its products;

d) accounting plans, basic criteria for calculating results, amortization and depreciation of invested capital, and changes in accounting practices;

e) manuals and rules for accounting, finance, personnel administration, the procurement and execution of construction work and services, the supply and disposal of materials and equipment, operations and other necessary matters for the guidance of Company operations;

f) rules concerning the assignment of the use, rental or leasing of real estate owned by the Company;

g) the basic structure of the Company’s entities and their respective Organizational Rules, and the creation, transformation or winding up of operational or corresponding bodies, as well as temporary work bodies, agencies, subsidiaries, branches and offices in Brazil and abroad;

h) annual business plans;

i) the creation and winding up of non-statutory committees, reporting to the Executive Board or its members, approving the respective operating rules, duties and limits of authority for action;

j) approval of the amount above which acts, contracts or operations, although the responsibility of the Chief Executive Officer or Executive Directors, must be submitted to the Executive Board for approval, in line with the level of authority defined by the Board of Directors;

III– Guarantee the implementation of the Company’s Strategic Plan, pluriannual plans and annual spending and investment programs, together with the respective projects, in line with the approved budget limits;

IV- Decide on trademarks, patents, names and logos.

Article 35 – The Executive Board will ordinarily meet once a week, with the majority of its members, including the Chief Executive Officer or his substitute, and extraordinarily whenever convened by the Chief Executive Officer or two-thirds of the Executive Directors.

Sole paragraph: The members of the Executive Board will have 7 ~~6~~ (~~six~~seven)

Statutory Advisory Technical Committees, composed of Executive Managers, with specific tasks to analyze and recommend regarding certain subjects, in accordance with article 160 of Law 6,404/76: Statutory Technical Committee for Production Development and Technology; Statutory Technical Committee for Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee for Finance and Investor Relations; Statutory Technical Committee for ~~Human Resources, Health, Environment, and Safety~~Corporate Affairs; ~~and~~Statutory Technical Committee for Governance, Risk and Compliance; and Committee for Strategy, Organization and Management System.

I- The advice given by the Statutory Technical Committees does not bind the members of the Executive Board, but it is a necessary condition for the examination and deliberation of matters that are the responsibility of the respective Executive Director.

II- The composition, operating rules and duties of the Statutory Technical Committees will be governed by Internal Rules to be approved by the Board of Directors.

Article 36 – Individual responsibilities:

Section 1 – The Chief Executive Officer is responsible for:

I- ~~producing and~~ submitting technical and financial assessment criteria for investment projects to the Executive Board, for approval, together with the respective delegation of responsibility plans for their execution and implementation;

II- convening, presiding over and coordinating the work of Executive Board meetings;

III- proposing the appointment of Executive Directors to the Board of Directors;

IV- providing information to the Board of Directors, the minister to which the Company reports, and the Federal Government’s oversight bodies, as well as the Federal Audit Court and National Congress;

V~~– approving the rules and procedures for performing the activities of the units under his direct responsibility, asdefined in the Basic Organizational Plan;~~

~~VI–~~- guaranteeing the mobilization of resources to respond to extreme hazards for health, the environment and safety;

~~VII~~VI- performing other duties assigned to him by the Board of Directors.

Section 2 – The Executive Director for Production Development & Technology is responsible for:

I- ensuring the development of projects and production systems involving E&P, Refining, Natural Gas and Electricity;

II- upholding the Company’s interests in dealings with regulators related to his area of activity;

III- managing and developing projects for the construction, maintenance and abandonment of wells, and the installation of subsea, surface and offshore production systems, industrial facilities and onshore pipelines, among other things;

IV- developing and providing technology solutions to deliver the Company’s strategic plan;

V- performing other duties assigned to him by the Board of Directors.

Section 3 – The Executive Director for Exploration & Production is responsible for:

I- coordinating projects to optimize assets in shallow, deep and ultra-deep waters, and those under producing-sharing arrangements;

II- managing ~~the portfolio and~~exploration assets, as well as implementing corporate strategy, operational plans and operational performance evaluations;

III- approving and managing partnerships and participation in exploration blocks;

IV- upholding the Company’s interests in dealings with regulators related to his area of activity;

V- managing logistics services to support operations and the Company’s investments in his area of activity;

VI- defining the strategy and guidelines for decommissioning and maintenance of wells and subsea systems;

VII- performing other duties assigned to him by the Board of Directors.

Section 4 – The Executive Director for Refining and Natural Gas is responsible for:

I- managing industrial, logistics and sales operations for oil products, natural gas, electricity and nitrogen fertilizers;

II- coordinating the implementation of corporate strategy, portfolio decisions, operational planning and operational performance evaluations;

III- approving and managing partnerships related to his area of activity;

IV- upholding the Company’s interests in dealings with regulators related to his area of activity;

V- managing the supply of oil products, natural gas, electricity and nitrogen fertilizers;

VI- performing other duties assigned to him by the Board of Directors.

Section 5 – The Chief Financial Officer and Investor Relations Executive Director is responsible for:

I- providing the financial resources needed for the Company’s operations, conducting the processes of taking out loans and financing, as well as related services;

II- moving the Company’s monetary resources, always in conjunction with another Executive Director;

III- the provision of information to investors, the Brazilian Securities and Exchange Commission (CVM) and stock exchanges or over-the-counter markets, domestic and foreign, as well as the corresponding regulatory and oversight bodies, keeping the Company’s records at these institutions up to date;

IV- approving the Company’s annual insurance plan;

V- monitoring and reporting to the Executive Board the financial performance of investment projects, in line with the targets and results approved by the Executive Board and Board of Directors;

VI- accounting for, ~~and~~ monitoring and reporting to the Executive Board the Company’s financial operations, including its wholly owned subsidiaries and other controlled companies;

VII- promoting the Company’s financial management and monitoring the financial management of its wholly owned subsidiaries, controlled companies, affiliates and consortia;

VIII- coordinating the processes of acquiring and disposing of equity stakes held by the Company, in accordance with prevailing legislation and regulations;

IX- performing other duties assigned to him by the Board of Directors.

Section 6 – The Executive Director for ~~Human Resources, Health, Environment, Safety and Services~~Corporate Affairs is responsible for:

I- proposing plans to the Executive Board concerning the entry, careers, succession, benefits and disciplinary regime of Petrobras employees;

II- approving the headcount of the Company’s entities;

III- guiding and promoting the application of the Company’s human resources policies and guidelines;

IV- proposing, implementing and maintaining the Company’s telecommunications and information technology systems;

V- providing the Company with shared infrastructure and administrative support resources and services;

VI- coordinating the process of planning and procuring goods and services, and the acquisition and disposal of materials and property;

VII- guiding and promoting the application of the Company’s Health, Environment and Safety policies, guidelines and rules;

VIII- guiding and promoting the application of the Company’s Social Responsibility policies, guidelines and rules;

IX- performing other duties assigned to him by the Board of Directors.

Section 7 – The Executive Director for Governance, Risk and Compliance is responsible for:

I- guiding and promoting the application of governance, risk and compliance rules, guidelines and procedures;

II- coordinating an integrated vision of business risks, reporting the main effects of these risks on Petrobras’ results to the Executive Board and Board of Directors;

III- guiding and promoting the application of risk management policies, in accordance with prevailing legislation;

IV- coordinating the management of compliance and necessary internal controls, including fraud and corruption aspects;

V- monitoring developments related to the Company’s reporting channel and ensuring the reporting of identified violations and their results to the Executive Board and Board of Directors;

VI- performing other duties assigned to him by the Board of Directors.

Section 8 – The Executive Director for Strategy, Organization and Management System is responsible for:

I- proposing the foundations and guidelines for producing the strategic plan, as well as annual programs and pluriannual plans;

II- coordinating the production of the Company’s strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, together with the respective projects;

III- coordinating the production of the Basic Organizational Plan, setting out the basic structure of the Company’s entities and their respective Organizational Rules;

IV- ensuring the execution of strategies with greater dynamism in decisions, defining action plans with objectives and targets for costs, risks, business performance and investments;

V- incorporating risk management into strategic decisions, contributing to the production of the matrix for business risks of all kinds;

VI- proposing the establishment of a management system that:

a) modernizes the company’s management, improving its performance monitoring and control, by using internal and external benchmarks and risk analyses to support decision making;

b) achieves objectives and targets up to the supervision level;

c) indicates the respective responsible people;

d) permits the timely monitoring of achievement of these targets and the associated risks, together with the respective mitigation plans, in alignment with the responsible departments;

e) establishes a system of consequences aligned with compliance, in line with the principle of meritocracy.

Section 9 – The Chief Executive Officer and each Executive Director, within the areas of contact described in the Basic Organizational Plan, are responsible for:

I- implementing ~~the strategy~~the strategic plan and budget approved by the Board of Directors, using the Company’s management system;

II- hiring and dismissing employees, and formalizing appointments to management positions and functions;

III- assigning employees for foreign missions;

IV- monitoring, controlling and reporting to the Executive Board the technical and operational activities of wholly owned subsidiaries and companies in which Petrobras has a stake or is associated with;

V- designating and instructing the Company’s representatives at the General Shareholders’ Meetings of wholly owned subsidiaries, controlled companies and affiliates, in accordance with the guidelines established by the Board of Directors, as well as applicable corporate guidelines;

VI- administering, supervising and evaluating the performance of the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan, and carrying out management acts related to these activities and can secure value limits for delegation of the practice of such acts;

VII- approving the rules and procedures for performing the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan.

Article 37 – The Executive Board will take its decisions by majority vote of the members present, and they will be recorded in the book of minutes.

Sole paragraph: In the event of a tie, the Chief Executive Officer will have the deciding vote.

Article 38 – The Executive Board will send the Board of Directors copies of the minutes of its meetings and it will provide information to make it possible to evaluate the performance of the Company’s activities.

Sole paragraph: The members of the Executive Board will send the Board of Directors a report describing the acts practiced in exercising their individual duties.

Chapter V – General Shareholders’ Meetings

Article 39 – Ordinary General Shareholders’ Meetings will take place annually, within the timeframe stipulated in article 132 of Law 6,404 of 1976, at the location, date and time previously established by the Board of Directors, to decide on matters for which it is responsible, especially the following:

I- Analyze the management’s accounts, and examine, discuss and vote on the financial statements;

II- Decide on the allocation of net earnings in the financial year and the distribution of dividends;

III- Elect members of the Board of Directors and Audit Council.

Article 40 – Extraordinary General Shareholders’ Meetings, in addition to the cases established by law, will take place when convened by the Board of Directors, to decide on subjects of interest to the Company, especially the following:

I- Amendments to the Bylaws;

II- Changes to the capital stock;

III – Evaluations of the assets contributed by shareholders to increase the capital stock;

IV- The issuing of debentures convertible into shares or their sale when in the treasury;

V- The incorporation of the Company into another company, or its dissolution, transformation, division or merger;

VI- The Company’s participation in groups of companies;

VII- Disposal of control of the capital of the Company’s wholly owned subsidiaries;

VIII- Removal of members of the Board of Directors;

IX- The disposal of debentures convertible into shares that belong to the Company and were issued by its wholly owned subsidiaries and controlled companies;

X- Cancellation of the Company’s registration as a publicly held company;

XI- The choice of a specialist company from among a three-company list presented by the Board of Directors to prepare an appraisal report for its shares according to their respective financial value, to be used in cases of the cancellation of the Company’s registration as a publicly held Company or deviations from standard corporate governance rules defined by a stock exchange or over-the-counter market entity registered with the Brazilian Securities and Exchange Commission (CVM), in order to comply with the rules established in the pertinent regulations for differentiated corporate governance practices issued by such entities, and in accordance with any contracts between Petrobras and such entities;

XII- Waivers of the right to subscribe to shares or debentures convertible into shares of wholly owned subsidiaries, controlled companies or affiliates.

Section 1 – Decisions on the subjects specified in part

~~XIV~~XI of this article must be taken by absolute majority vote of outstanding common shares, not counting blank votes.

Section 2 – In the event of a public share offer filed by the controlling shareholder, the latter will pay for the costs of producing the appraisal report.

Article 41 – Every year, the General Shareholders’ Meeting will determine the overall or individual total for officers’ remuneration, as well as their profit-sharing limits, in accordance with specific legislation, and for the members of the Board of Directors’ Advisory Committees.

Article 42 – General Shareholders’ Meetings will be chaired by the Company’s Chief Executive Officer or the substitute he may designate, and in the absence of both, by a shareholder chosen by a majority vote of those present.

Sole paragraph: The chairman of a General Shareholders’ Meeting will choose the secretary of the meeting from among the shareholders present.

Chapter VI – Audit Council

Article 43 – The Audit Council, a permanent body, is composed of up to five members and their respective alternate members, elected by a Ordinary General Shareholders’ Meeting, all resident in Brazil, in accordance with the requirements and impediments established in the ~~Corporation~~ Law 13,303 of 2016, either shareholders or otherwise, one of whom will be elected by the minority common shareholder, and the other elected by the preferred shareholders, in separate votes.

Section 1 – One of the members of the Audit Council will be appointed by the Finance Minister, as the representative of the National Treasury.

Section 2 – In the event of a vacancy, resignation, impediment or unjustified absence at two consecutive meetings, the member of the Audit Council in question will be replaced, until the end of his term, by the respective alternate member.

Section 3 – The members of the Audit Council will be installed in their offices by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Council. This declaration of acceptance of office will declare:

(i) acceptance of contracts that may be entered into by Petrobras with stock exchanges or over-the-counter market entities registered with the Brazilian Securities and Exchange Commission, in order to adopt the corporate governance standards established by these entities, accepting responsibility for compliance with these contracts and the respective regulations for differentiated corporate governance practices, if applicable; and (ii) acceptance of the terms of the arbitration clause set forth in article 58 of these Bylaws.

Article 44 – The term of office of the members of the Audit Council is one year, and their reelection is permitted.

Article 45 – The remuneration of members of the Audit Council, in addition to the mandatory reimbursement of travel and accommodation expenses necessary to perform their function, will be determined by the General Shareholders’ Meeting that elects them, within the limit established in Law 9,292 of 1996.

Article 46 – Without prejudice to the other duties assigned through legal provisions or decisions of General Shareholders’ Meetings,the Audit Council will:

I- inspect, by any of its members, the acts of managers and verify compliance with their legal and statutory duties;

II- express its opinion on the management’s annual report and give its opinion on the complementary information it deems necessary or useful for General Shareholders’ Meeting decision making;

III- express its opinion on the management’s proposals, to be submitted to General Shareholders’ Meetings, regarding changes to the capital stock, the issuing of debentures or subscription bonds, investment plans or capital budgets, the distribution of dividends, and the transformation, incorporation, merger or division of the Company;

IV- denounce mistakes, fraud or crimes that are uncovered by any of its members to the management bodies, and if the latter do not take the necessary measures to protect the Company’s interests, to a General Shareholders’ Meeting, and suggest useful measures to the Company;

V- convene an Ordinary General Shareholders’ Meeting if the management are more than one month late in convening it, and an Extraordinary Meeting whenever serious or urgent facts occur, including subjects deemed necessary on the meeting agenda;

VI- analyze, at least quarterly, the balance sheet and other financial statements produced periodically by the Executive Board;

VII- examine the financial statements of the financial year and give its opinion on them;

VIII- perform these duties during liquidation.

Sole paragraph: The members of the Audit Council are obliged to participate in the meetings of the Board of Directors at which the subjects referred to in parts II, III and VII of this article will be examined.

Chapter VII – Company Employees

Article 47 – Petrobras employees are subject to labor legislation and the Company’s internal rules, as well as the legal rules applicable to the employees of partially stated-owned companies.

Article 48 – The admission of employees by Petrobras and its wholly owned subsidiaries and controlled companies will follow the public selection process, under the terms approved by the Executive Board.

Article 49 – The functions of senior management and the powers and responsibilities of the respective incumbents will be defined in the Company’s Basic Organizational Plan.

Section 1 – The functions referred to at the start of this article, reporting to the Board of Directors, may in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through contracts freely allowing appointment and dismissal.

Section 2 – The functions referred to at the start of this article, reporting to the Executive Board or its members, may in exceptional cases, if proposed and justified by the Executive Board and approved by the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through contracts freely allowing appointment and dismissal.

Section 3 – The management functions that are part of the Company’s organizational structure, at the other levels, will have the powers and responsibilities of their holders defined in the rules of the respective bodies.

Article 50 – Without prejudice to legal requirements, the loaning out of employees of Petrobras and its wholly owned subsidiaries or controlled companies will depend on authorization, in each case, from the Executive Board, and it will take place, whenever possible, through reimbursement of the corresponding costs.

Article 51 – The Company will assign a share of its annual earnings to be distributed among its employees, in line with the criteria approved by the Board of Directors and prevailing legislation.

Chapter VIII – General Provisions

Article 52 – Petrobras’ activities will follow a Basic Organizational Plan, approved by the Board of Directors, which will set out its general structure and define the nature and duties of each body, and the reporting, coordination and control relationships necessary for its operation, in accordance with these Bylaws.

Article 53 – The financial year will coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements will be produced, in line with applicable legal provisions.

Sole paragraph: The Company may produce half-yearly financial statements, for the payment of dividends or additional payments on shareholders’ equity, if so decided by the Board of Directors.

Article 54 – Regarding resources transferred by the Federal Government or deposited by minority shareholders in order to expand the Company’s capital stock, financial charges equivalent to the SELIC benchmark interest rate will be added from the date of transfer until the date of capitalization.

Article 55 – From the net earnings posted in its annual financial statements, Petrobras will assign a minimum of 0.5% (five-tenth percent) of its paid-in capital stock to constitute a special reserve to cover the cost of the Company’s technological research and development programs.

Sole paragraph: The accrued balance of the reserve provided for in this article may not exceed 5% (five percent) of the paid-in capital stock.

Article 56 – After the distribution of the minimum dividend provided for in article 8 of these Bylaws has been determined, the General Shareholders’ Meeting may, in accordance with corporate law and specific federal regulations, award percentages or bonuses to the members of the Company’s Executive Board as variable remuneration.

Article 57 – The Executive Board may authorize the practice of reasonable free acts to benefit employees or the community in which the company participates, including the donation of goods that are no longer of use, in light of its social responsibilities, as provided for in Section of article 154 of Law 6,404 of 1976.

Article 58 – Disputes or controversies involving the Company, its shareholders, managers and members of the Audit Council must be resolved through arbitration, according to the rules of the Market Arbitration Chamber, in order to apply the provisions contained in Law 6,404 of 1976, these Bylaws, and the rules issued by the National Monetary Council, Central Bank of Brazil and Brazilian Securities and Exchange Commission, as well as all other rules applicable to the operation of the capital markets in general, in addition to those contained in the contracts Petrobras may enter into with a stock exchange or over-the-counter market entity registered with the Brazilian Securities and Exchange Commission, to adopt corporate governance standards established by these entities and respective rules on differentiated corporate governance practices, if applicable.

Sole paragraph: The decisions taken by the Federal Government, through votes at General Shareholders’ Meetings, aimed at guiding the Company’s business, pursuant to article 238 of Law 6,404 of 1976, are considered forms of exercising indispensible rights and they will not be subject to the arbitration procedure provided for at the start of this article.

Article 59 – Contracts entered into by Petrobras to acquire goods and services will be preceded by a simplified bidding procedure, as defined in the regulations approved by Decree 2,745 of August 24, 1998.

Article 60 – In order to help prepare its proposals to participate in tenders that precede the concessions referred to in Law 9,478 of 1997, Petrobras may sign pre-contractual agreements, by issuing invitation letters, ensuring prices and commitments for the supply of goods and services.

Sole paragraph: These pre-contractual agreements will contain a termination clause by operation of law, to be exercised without penalty or compensation of any kind in the event that another bidder is declared the winner, and they will subsequently be submitted to external oversight and inspection bodies for examination.

Comparison Chart		
Previous version	**Proposed version**	**Justification:**
Art. 1- (...) **Sole paragraph:** The Federal Government will exercise its control by means of the ownership and possession of at least fifty percent plus one share of the Company's voting capital.	**Art. 1-** (...) **Sole paragraph:** The Federal Government will exercise its control by means of the ownership and possession of at least 50% (fifty percent) plus 1 (one) share of the Company's voting capital.	Mere formal adjustment.
Art. 2- Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, state of Rio de Janeiro, and it may establish, in Brazil and abroad, subsidiaries, agencies, branches, offices.	**Art. 2-** Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, state of Rio de Janeiro, and it may establish, in Brazil and abroad, subsidiaries, agencies, branches and offices.	Mere formal adjustment.
Art. 3- (...) **Section 2-** Petrobras may perform any of the activities related to its corporate purpose, directly or through its subsidiaries, alone or in association with third parties, in Brazil or abroad.	**Art. 3-** (...) **Section 2-** Petrobras may perform any of the activities related to its corporate purpose, directly or through its wholly owned subsidiaries, controlled companies or affiliates, alone or in association with third parties, in Brazil or abroad.	Explicitly include the possibility of the execution of the corporate purpose through controlled companies and affiliates.
Art. 18- The Board of Directors will consist of between five and ten members. General Shareholders' Meetings will be responsible for appointing from among them the Chairman of the Board. The term of office of all members may not exceed 2 (two) years. Members may be reelected. (...)	**Art. 18-** The Board of Directors will consist of between 5 (five) and 10 (ten) members. General Shareholders' Meetings will be responsible for appointing from among them the Chairman of the Board. The term of office of all members may not exceed 2 (two) years. Members may be reelected. (...)	Mere formal adjustment.

Art. 28- (...) **Section 4-** A violation of the six-month impediment will lead, in addition to the loss of compensatory remuneration, to the repayment of sums already received for this purpose and the payment of a fine of 20% (twenty percent) of total compensatory remuneration that would be due in the period, without prejudice to compensation for any losses and damages caused. **Section 5-** The beginning of the payment of compensatory remuneration will be preceded by formal consultation of the Ethics Commission of the Presidency of the Republic pursuant to article 8 of Law 12,813/2013. (...)	**Art. 28-** (...) **Section 4-** ~~A violation of the six-month impediment will lead, in addition~~ Without prejudice to other appropriate sanctions, former members of the Executive Board, Board of Directors and Audit Council will lose the right to compensatory remuneration if: I – any of the hypotheses that constitute a conflict of interest transpires, as described in article 5 of Law 12,813 of May 16, 2013; II – they are convicted in court, by a final ruling, of crimes against the public administration; III – they are convicted in court, by a final ruling, of administrative misconduct; or IV – they are stripped of their pension, dismissed or removed from their senior public sector position; **Section 5-** In the cases provided for in Section 4, former members of the Executive Board, Board of Directors and Audit Council must repay their compensatory remuneration ~~for this purpose and the~~, plus a fine of 20% (twenty percent) of the total compensatory remuneration that would be due in the period, without prejudice to compensation for losses and damages that may be caused. (...)	Inclusion of new hypotheses for termination and return of compensatory remuneration, in line with CGPAR Resolution 14 of May 10, 2016.

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

INFORMATION FOR SHAREHOLDERS

ITEM II

CONSOLIDATION OF BYLAWS TO REFLECT APPROVED ALTERATIONS

If the General Shareholders’ Meeting approves the alterations proposed in Item I of the agenda, approval of the Bylaws’ consolidation to reflect the approved alterations will also be submitted to the same Meeting.

Please find attached a copy of the Bylaws incorporating the alterations proposed in item I of the Public Notice.

BYLAWS OF PETRÓLEO BRASILEIRO S.A. (PETROBRAS)

Chapter I – Nature, Headquarters and Purpose of the Company

Article 1 – Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Corporation Law (Law 6,404 of December 15, 1976) and these Bylaws.

Sole paragraph: The Federal Government will exercise its control by means of the ownership and possession of at least 50% (fifty percent) plus 1 (one) share of the Company’s voting capital.

Article 2 – Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, state of Rio de Janeiro, and it may establish, in Brazil and abroad, subsidiaries, agencies, branches and offices.

Article 3 – The Company’s purpose is the exploration, extraction, refining, processing, sale and transportation of oil from wells, shale or other rocks, oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. It may research, develop, produce, transport, distribute and sell all forms of energy, and engage in any other related or similar activities.

Section 1 – The Company will carry out the economic activities related to its corporate purpose in free competition with other companies, in line with market conditions and the other principles and guidelines of Law 9,478 of August 6, 1997 and Law 10,438 of April 26, 2002.

Section 2 – Petrobras may perform any of the activities related to its corporate purpose, directly or through its wholly owned subsidiaries, controlled companies or affiliates, alone or in association with third parties, in Brazil or abroad.

Chapter II – Capital Ownership, Shares and Shareholders

Article 4 – The capital stock is R$205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) no-par-value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) are preferred shares.

Section 1 – Increases in the capital stock via share issues will be submitted in advance to a General Shareholders’ Meeting for decision making.

Section 2 – If the Board of Directors so decides, the Company may acquire its own shares to keep in the treasury, cancel or subsequently dispose of, up to the amount of the balance of earnings and available reserves, except the minimum legal reserve, without reducing the size of the capital stock, in accordance with prevailing legislation.

Section 3 – The capital stock may be expanded by issuing preferred shares, without maintaining the ratio with common shares, but within the legal limit of two-thirds of the total capital stock, and respecting the preemptive rights of all shareholders.

Article 5 – The Company’s shares will be common shares, with voting rights, and preferred shares, always without voting rights.

Section 1 – Preferred shares may not be converted into common shares, or vice versa.

Section 2 – Preferred shares will have priority in the event of capital reimbursement and the distribution of the 5% (five percent) minimum dividend, calculated on the part of capital represented by this kind of shares, or 3% (three percent) of the equity share value, always with the higher prevailing, participating equally with common shares in capital stock increases arising from the incorporation of reserves and earnings.

Section 3 – Preferred shares will participate non-cumulatively, on equal conditions with the common shares, in the distribution of dividends, whenever they are higher than the minimum percentage as guaranteed to them in the preceding paragraph.

Article 6 – Shares will be paid-in in accordance with the rules established at General Shareholders’ Meetings. In the case of a shareholder's default and irrespective of appeals, the Company may initiate the execution and determine the sale of the shares at that shareholder's expense and risk.

Article 7 – The Company’s shares, all of them book entry shares, will be kept in the name of their holders, in a deposit account at a financial institution authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, CVM) without the issuance of certificates.

Article 8 – Shareholders will be entitled to dividends every financial year and/or additional payments on shareholders’ equity, which must not be less than 25% (twenty-five percent) of net adjusted earnings, according to the Corporation Law, and divided pro rata by the shares into which the capital of the Company is divided.

Article 9 – Unless decided otherwise at a General Shareholders’ Meeting, the Company will pay the dividends and make the additional payments on shareholders’ equity within 60 (sixty) days following the date they are announced and, in any case, within the corresponding financial year, in accordance with the pertinent legal rules.

Sole paragraph: If so determined by the Board of Directors, the Company may advance amounts to its shareholders as dividends or additional payments on shareholders’ equity, adjusted by the SELIC benchmark interest rate as of the date of actual payment, until the end of the respective financial year, in the manner foreseen in article 204 of Law 6,404 of 1976.

Article 10 – Dividends not claimed by shareholders within 3 (three) years as of the date they were placed at shareholders’ disposal shall prescribe in behalf of the Company.

Article 11 – The amounts of dividends and additional payments on shareholders’ equity, due to the National Treasury and other shareholders, will be subject to financial charges equivalent to the SELIC benchmark interest rate as of the end of the financial year until actual collection or payment, without detriment to the incidence of interest on arrears when such collection does not take place on the date established by a General Shareholders’ Meeting.

Article 12 – In addition to the Federal Government in its capacity as controlling shareholder of the Company, individuals or legal entities, either Brazilian or foreign, resident in Brazil or otherwise, may be shareholders.

Article 13 – Shareholders may be represented at General Shareholders’ Meetings in the manner specified in Article 126 of Law 6,404 of 1976, either by attending them personally, or by previously submitting a statement issued by the depository financial institution together with their identity document or a power of attorney with special powers.

Section 1 – The Federal Government will be represented at the Company’s General Shareholders’ Meetings in accordance with specific federal legislation. Section 2 – At General Shareholders’ Meetings that elect members of the Board of Directors, the right to vote of shareholders that hold preferred shares is conditional upon compliance with the condition established in Section 6 of article 141 of Law 6,404 of 1976, proving uninterrupted ownership of the shares for a period of at least 3 (three) months immediately prior to the holding of the Meeting.

Chapter III – Wholly Owned Subsidiaries, Controlled Companies and Affiliates

Article 14 – For the strict performance of activities related to its corporate purpose, Petrobras may, according to the authority granted by Law 9,478 of 1997, set up wholly owned subsidiaries as well as associate itself, in a majority and/or minority position, with other companies.

Article 15 – In accordance with Law 9,478 of 1997, Petrobras and its wholly owned subsidiaries, controlled companies and affiliates may acquire shares or quotas in other companies, participate in special purpose entities, and associate themselves with domestic or foreign companies, and constitute with them consortia, either as lead company or otherwise, in order to expand activities, combine technologies and increase investments in activities related to its corporate purpose.

Article 16 – Petrobras’ governance rules and the common corporate rules established by Petrobras, by means of technical, administrative, accounting, financial and legal guidelines, fully apply to its wholly owned subsidiaries and controlled companies, and as far as possible, to affiliates, in line with the decisions of the administrative bodies of each company and the strategic plan approved by Petrobras’ Board of Directors.

Chapter IV – Management of the Company

Section I – Board Members and Executive Directors

Article 17 – Petrobras will be led by a Board of Directors, with decision-making functions, and an Executive Board.

Article 18 – The Board of Directors will consist of between 5 (five) and 10 (ten) members. General Shareholders’ Meetings will be responsible for appointing from among them the Chairman of the Board. The term of office of all members may not exceed 2 (two) years. Members may be reelected.

Section 1 – If the position of the Chairman of the Board becomes vacant, a substitute will be elected at the first ordinary meeting of the Board of Directors, to serve until the next General Shareholders’ Meeting.

Section 2 – The member of the Board of Directors appointed in the manner described at the start of this article may be reelected at most 2 (two) consecutive times.

Section 3 – In the case of the member of the Board of Directors elected by employees, the reelection limit must comply with prevailing legislation and regulations.

Section 4 – The functions of the Chairman of the Board of Directors and the Company’s Chief Executive Officer may not be held by the same person.

Article 19 – In the process by which the members of the Board of Directors are elected at General Shareholders’ Meetings, the following rules will be complied with:

I- Minority shareholders are guaranteed the right to elect one board member, if a higher number is not assigned to them by the multiple vote process;

II- Preferred shareholders representing collectively at least 10% (ten percent) of the share capital, excluding the controlling shareholder, are entitled to appoint and remove 1 (one) member of the Board of Directors, in a separate vote at General Shareholders’ Meetings;

III- Whenever, cumulatively, a Board of Directors election occurs by the multiple vote system and the common or preferred shareholders exercise the right to elect a board member, the Federal Government will be entitled to elect as many board members as those elected by the other shareholders and employees, plus one, regardless of the number of board members established in article 18 hereof;

IV- Employees are entitled to appoint one (1) member of the Board of Directors in a separate vote, by direct vote, as provided for in Section 1 of article 2 of Law 12,353 of December 28, 2010.

Article 20 – The Executive Board will be composed of a Chief Executive Officer,

chosen by the Board of Directors from among its members, and 7 (seven) Executive Directors, elected by the Board of Directors, chosen from among Brazilians resident in Brazil, for a term of office that may not exceed 3 (three) years. Their reelection is permitted and they may be removed at any time.

Section 1 – In choosing and electing the members of the Executive Board, the Board of Directors must consider their professional qualifications, proven knowledge and specialization in the respective areas of contact in which these managers will operate, in accordance with the Basic Organizational Plan.

Section 2 – The members of the Executive Board will perform their duties on a full-time basis, dedicating themselves exclusively to Petrobras. However, if justified to and approved by the Board of Directors, they may be permitted to simultaneously perform management roles at the Company’s wholly owned subsidiaries, controlled companies and affiliates, and in exceptional cases, to serve on the Board of Directors of other companies.

Article 21 – Appointments to management roles at the Company will comply with the requirements and impediments are subjected to Law 13.303 of 2016 and others applicable regulations.

Section 1 –The appointment of the employees’ representative on the Board of Directors is subject to Law 12,353 of 2010.

Article 22 – Members of the Board of Directors and Executive Board will formally by installed in their position by signing a declaration of acceptance of office in the book of minutes of the Board of Directors and Executive Board, respectively.

Section 1 – The declaration of acceptance of office must contain, under penalty of nullity: (i) an indication of at least one domicile where the administrator may receive summonses and subpoenas for administrative and judicial proceedings related to acts they have performed, which will be deemed served by means of delivery at the indicated domicile. This domicile may only be altered through written notice to the Company; (ii) acceptance of contracts that may be entered into by Petrobras with stock exchanges or over-the-counter market entities registered with the Brazilian Securities and Exchange Commission, in order to adopt the corporate governance standards established by these entities, accepting responsibility for compliance with these contracts and the respective regulations for differentiated corporate governance practices, if applicable; and (iii) acceptance of the terms of the arbitration clause set forth in article 58 of these Bylaws and other terms established by legislation and the Company.

Section 2 – The installation of a board member resident or domiciled abroad is conditional upon the appointment of a representative who resides in Brazil, with powers to receive summonses in lawsuits initiated against this member, based on corporate law, by means of a power of attorney valid for at least 3 (three) years after the end of the member’s term of office.

Section 3 – Prior to their installation and also upon departing from office, the members of the Board of Directors and Executive Board will submit a statement of assets, to be filed at the Company.

Article 23 – The members of the Board of Directors and Executive Board will be liable, in accordance with article 158 of Law 6,404 of 1976, individually and jointly, for the acts they practice and any losses to the Company resulting from them. They are prohibited from participating in decision making concerning operations involving companies in which they own a stake of more than 10% (ten percent), or in which they have held a management position in the period immediately prior to their installation at the Company.

Section 1 – The Company will ensure the defense in judicial and administrative proceedings of its present and past officers, and maintain a long-term insurance contract on their behalf to shield them from liabilities resulting from acts arising from the performance of their position or function, covering the whole period when they performed their respective terms of office.

Section 2 – The guarantee provided for in the previous paragraph extends to the members of the Audit Council, as well as all employees and agents who legally act through delegation by the Company’s officers.

Article 24 – A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors will forfeit his office.

Article 25 – In the case of a vacant position on the Board of Directors, a substitute member will be appointed by the remaining members, to serve until the next General Shareholders’ Meeting, as provided for in article 150 of Law 6,404 of 1976.

Section 1 – A member of the Board of Directors or Executive Board elected as a substitute will complete the term of office of the member he replaces, and once this term has elapsed, he will remain in the post until the installation of his successor.

Section 2 – If the member of the Board of Directors representing employees does not conclude his term of office, the following will occur:

I- The person who received the second most votes will take over the position, if the term is not yet halfway through;

II- New elections will be called, if the term is more than halfway through.

Section 3 – In the hypothesis described in Section 2, the substitute board member will complete the term of office of the member he replaces.

Article 26 – The Company will be represented, in and out of court, individually by the Chief Executive Officer, or jointly by at least 2 (two) Executive Directors, who may appoint proxies or representatives.

Article 27 – The Chief Executive Officer and the Executive Directors may not be absent from their office, over the course of a year, for more than 30 (thirty) days, whether or not they are consecutive, without being licensed or authorized by the Board of Directors.

Section 1 – The Chief Executive Officer and Executive Directors will be entitled to 30 (thirty) days of paid leave every year. They may not receive double pay for leave not taken during the previous year.

Section 2 – It is incumbent upon the Chief Executive Officer to designate from among the Executive Directors his possible substitute.

Section 3 – If the position of Chief Executive Officer should become vacant, the Chairman of the Board of Directors will appoint a substitute from among the other members of the Executive Board until a substitute CEO has been appointed in accordance with the terms of article 20.

Section 4 – In the event of absence or impediment of an Executive Director, his functions will be taken over by a substitute chosen by him, from among the other members of the Executive Board or one of his direct subordinates, the latter for a maximum period of 30 (thirty) days.

Section 5 – In the event a subordinate is appointed, conditional upon approval from the Chief Executive Officer, he will take part in all of the Executive Director’s routine activities, including at board meetings, to provide guidance on issues in the area of contact of the respective Executive Director, but without exercising the right to vote.

Article 28 – After the end of the management period, the former members of the Executive Board, Board of Directors and Audit Council are impeded, for a period of 6 (six) months, counting from the end of the term, if a longer period is not established in regulations, from:

I- accepting a management or Audit Council member position, performing activities or providing any services at companies that are the Company’s competitors;

II- accepting a management or Audit Council member position, or establishing an employment relationship with an individual or legal entity with which they have had a direct and relevant official relationship in the six months prior to the end of their term, if a longer period is not established in regulations; and

III- sponsoring, directly or indirectly, the interests of an individual or legal entity, in dealings with a federal government administrative entity with which they have had a direct and relevant official relationship in the six months prior to the end of their term, if a longer period is not established in regulations.

Section 1 – Any periods of paid annual leave not taken are included in the period referred to at the start of this article.

Section 2 – During the period of impediment, former members of the Executive Board, Board of Directors and Audit Council will be entitled to compensatory remuneration equivalent only to monthly fees for the function they held.

Section 3 – Compensatory remuneration will not be payable to former members of the Executive Board, Board of Directors and Audit Council who decide to return, before the end of the impediment period, to their function or position, or a superior one, which they held in the public or private sector before their installation.

Section 4 –Without prejudice to other appropriate sanctions, former members of the Executive Board, Board of Directors and Audit Council will lose the right to compensatory remuneration if: I – any of the hypotheses that constitute a conflict of interest, as described in article 5 of Law 12,813 of May 16, 2013;

II – they are convicted in court, by a final ruling, of crimes against the public administration;

III – they are convicted in court, by a final ruling, of administrative misconduct; or

IV – they are stripped of their pension, dismissed or removed from their senior public sector position;

Section 5 – In the cases provided for in Section 4, former members of the Executive Board, Board of Directors and Audit Council must repay their compensatory remuneration, plus a fine of 20% (twenty percent) of the total compensatory remuneration that would be due in the period, without prejudice to compensation for losses and damages that may be caused.

Section 6 – The beginning of the payment of compensatory remuneration will be preceded by formal consultation of the Ethics Commission of the Presidency of the Republic pursuant to article 8 of Law 12,813/2013.

Section II – Board of Directors

Article 29 – The Board of Directors is Petrobras’ highest guidance and management body. It is responsible for:

I- establishing general orientation for the Company’s business, defining its mission, strategic objectives and guidelines;

II- approving strategic plans proposed by the Executive Board, as well as the respective plurennial plans and annual spending and investment programs;

III- overseeing the management of the Executive Board and its members, and giving them duties, examining the Company’s books and papers at any time;

IV- evaluating performance results;

V- approving, annually, the amount above which acts, contracts or operations, although the responsibility of the Executive Board or its members, must be submitted to the Board of Directors for approval;

VI- deciding on the issuing of debentures not convertible into shares and without a secured guarantee;

VII- establishing the Company’s global policies, including commercial, financial, risk, investment, environmental and human resources strategic management;

VIII- approving the transfer of the ownership of Company assets, including concession contracts and authorizations regarding oil refining, natural gas processing, and the transportation, importing and exporting of oil, oil products and natural gas. Limits for the practice of these acts by the Executive Board or its members may be established;

IX- approving the Election Rules for choosing the member of the Board of Directors elected by employees;

X- approving plans regarding the entry, careers, succession benefits and disciplinary regime of Petrobras employees;

XI- approving the Appointment Policy, which contains minimum requirements to appoint members of the Board of Directors, Audit Council and Executive Board,

widely disclosed to shareholders and the market, in accordance with applicable legislation.

Sole paragraph: The establishment of the human resources policy referred to in part VII may not involve the participation of the board member who represents employees, if the discussions and decisions on the agenda involve union relations, remuneration, benefits and advantages, including private pensions and assistance, because in these cases there would be a conflict of interest.

Article 30 – The Board of Directors is also tasked with deciding on the following matters:

I- The Basic Organizational Plan and its amendments, as well as the assignment to the members of the Executive Board, as proposed by the Chief Executive Officer, of duties corresponding to the areas of contact defined in this Plan;

II- Approval of appointments and dismissals of the Company’s Executive Managers, as proposed by the Executive Board, based on the criteria established by the Board of Directors itself;

III- Authorization to acquire shares issued by the Company to keep in the treasury, cancel or subsequently dispose of, except in cases that are the responsibility of General Shareholders’ Meetings, in accordance with legal, regulatory and statutory provisions;

IV- Approval of the exchange of securities issued by the Company;

V- Election and dismissal of members of the Executive Board;

VI- Establishment of wholly owned subsidiaries, stakes in controlled companies or affiliates, or the termination of such interests, as well as the acquisition of shares or quotas in other companies;

VII- The calling of General Shareholders’ Meetings, in the cases provided by law, publishing the respective public notice at least 15 (fifteen) days in advance;

VIII- Approval of a Code of Best Practices and the Internal Rules of the Board of Directors;

IX- Approval of Petrobras’ Corporate Governance Policy and Guidelines;

X- Selection and dismissal of independent auditors, which may not provide the Company with consulting services during the contract term;

XI- Management report and accounts of the Executive Board;

XII- Selection of the members of Board Committees, from among its members and/or from among people of proven experience and technical expertise in the market, in line with the specialty of the respective Committee, and approval of the duties and operating rules of the Committees;

XIII- Matters that, due to a legal provision or decision by a General Shareholders’ Meeting, are subject to its decision making;

XIV- Approval of integrity and compliance criteria, as well as other relevant criteria and requirements applicable to the election of members of the Executive Board and the appointment of Executive Managers;

XV- Analysis, at least quarterly, of the balance sheet and other financial statements produced periodically by the Company;

XVI- Supervision of risk management and internal control systems;

XVII- Identification of the existence of assets not being used by the Company and evaluation of the need to maintain them;

XVIII- Approval of the inclusion of subjects in the instrument to call General Shareholders’ Meetings, without using the term “general subjects”;

XIX- Any cases missing from these Bylaws.

Section 1 – The Board of Directors will have 5 (five) Advisory Committees, with specific analysis and recommendation duties regarding certain subjects, reporting directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health, Environment and Safety Committee; and Remuneration and Succession Committee.

I- The opinions of the Committees do not constitute a necessary condition for the submission of matters to the Board of Directors for examination and decision making; II- The committee members may attend all Board of Directors meetings as guests;

III- The composition and operating rules of the Committees will be established in rules to be approved by the Board of Directors.

Section 2 – The Audit Committee will be composed of between 3 (three) and 5 (five) members of the Company’s Board of Directors, with the following duties, without prejudice to other ones provided for in legislation or internal rules:

I– Give opinions about the hiring and removal of the independent auditor to carry out independent external audits or any other services;

II– Supervise the activities of the independent auditors, in order to evaluate their independence, the quality of the services provided and the appropriateness of the services provided in line with the needs of the Company, the internal control area, the internal audit area, and the financial statement production area;

III– Monitor the quality and integrity of internal control mechanisms, the Company’s quarterly information, intermediate and final financial statements, and information and measurements disclosed, based on adjusted accounting data and non-accounting data that adds elements not provided for in the structure of normal financial statement reports;

IV– Evaluate and monitor the Company’s risk exposure, when necessary requesting detailed information about policies and procedures related to the remuneration of management, the use of company assets and the expenses incurred on behalf of the Company;

V– Evaluate and monitor, together with the management and the internal audit area, the appropriateness of transactions with related parties executed by the Company and the respective disclosure; and

VI– Produce an annual summary report, to be presented together with the financial statements, containing a description of its activities, its results and conclusions reached, recommendations made, and any situations in which there are significant differences of opinion between the Company’s management, the independent auditors and CAE with regard to the Company’s financial statements.

Section 3 – The Audit Committee will have operational autonomy and budgetary allocations, annual or by project, determined by the Audit Committee itself and submitted to the Board of Directors for analysis and ratification, to conduct or determine the holding of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent specialists, and paying for ordinary expenses.

Section 4 – At least one member of the Audit Committee must be a financial specialist, with proven knowledge of company accounting, audits and finance.

Section 5 – All members of the Audit Committee will be independent. This requirement will be met in line with the following impediments:

I- They must not be or have been in the last five years:

a) a member of the Executive Board of Petrobras or a company that is directly or indirectly its subsidiary, parent company, affiliate or jointly controlled company;

b) an employee of Petrobras or a company that is directly or indirectly its subsidiary, parent company, affiliate or jointly controlled company;

c) a technician, director, manager, supervisor or any other managerial member of the team involved in audit work at Petrobras; or

d) a member of the Audit Council of Petrobras or a company that is directly or indirectly its subsidiary, parent company, affiliate or jointly controlled company;

II- They must not be the spouse, direct relative or collateral relative up to the third degree and, by affinity, up to the second degree, of a person referred to in part “a,” items 1 and 3, and part “c”;

III-They must not hold any position or function in the ambit of the Federal Government.

Section 6 – Members of the Committee will only be entitled to their Board of Directors remuneration.

Section 7 – The term of Audit Committee members is two years, and it may be renewed up to a limit of five years.

Section 8 – Audit Committee members may only rejoin the Committee at least three years after the end of their previous term.

Section 9 – The Audit Committee must work for at least 40 hours per month.

Article 31 – The Board of Directors may order inspections, audits or the disclosure of accounts at the Company, as well as the hiring of specialists, experts or external auditors, to provide more information on matters subject to its decision making.

Article 32 – The Board of Directors will meet with the attendance of the majority of its members, upon being convened by its Chairman or the majority of its members, ordinarily at least every thirty days, and extraordinarily whenever necessary.

Section 1 – If required, members of the Board of Directors may participate in a meeting by telephone, videoconference or other communication means capable of ensuring effective participation and the authenticity of their respective vote. In such cases, these members of the Board of Directors will be deemed present at the meeting and their votes will be deemed valid for all legal purposes and incorporated into the minutes of the meeting.

Section 2 – Matters submitted to the Board of Directors for appreciation will be accompanied by the decisions of the Executive Board, the statements of the technical area or relevant Committee, and a legal opinion whenever necessary to examine the subject.

Section 3 – The Chairman of the Board of Directors, at his own initiative or at the request of any of its members, may call members of the Company’s Executive Board to attend the meetings and to provide clarifications or information about the subjects being discussed.

Section 4 – The Board of Directors will take its decisions by majority vote of the members present, and they will be recorded in the book of minutes.

Section 5 – In the event of a tie, the Chairman of the Board of Directors will have the deciding vote.

Section III – Executive Board

Article 33 – The Executive Board and its members are responsible for managing the Company’s business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Sole paragraph: The Board of Directors may delegate duties to the Executive Board, except those explicitly provided for in corporate law and in line with the levels of authorities established in such delegation.

Article 34 – Responsibilities of the Executive Board:

I- Evaluate, approve and submit for the approval of the Board of Directors:

a) the foundations and guidelines for producing the strategic plan, annual programs and pluriannual plans;

b) the Company’s strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, together with the respective projects;

c) the Company’s operating cost and investment budgets;

d) the results of the performance of the Company’s activities.

e) appointments of the Company’s Executive Managers, based on the criteria established by the Board of Directors.

f) plans related to the entry, careers, succession, benefits and disciplinary regime of Petrobras employees.

II- Approve:

a) technical and financial evaluation criteria for investment projects, together with the respective plans for delegation of responsibility for their execution and implementation;

b) criteria for the economic use of producing areas and the minimum coefficient of oil and gas reserves, in accordance with specific legislation;

c) the Company’s pricing policy and basic structures for the prices of its products;

d) accounting plans, basic criteria for calculating results, amortization and depreciation of invested capital, and changes in accounting practices;

e) manuals and rules for accounting, finance, personnel administration, the procurement and execution of construction work and services, the supply and disposal of materials and equipment, operations and other necessary matters for the guidance of Company operations;

f) rules concerning the assignment of the use, rental or leasing of real estate owned by the Company;

g) the basic structure of the Company’s entities and their respective Organizational Rules, and the creation, transformation or winding up of operational or corresponding bodies, as well as temporary work bodies, agencies, subsidiaries, branches and offices in Brazil and abroad;

h) annual business plans;

i) the creation and winding up of non-statutory committees, reporting to the Executive Board or its members, approving the respective operating rules, duties and limits of authority for action;

j) approval of the amount above which acts, contracts or operations, although the responsibility of the Chief Executive Officer or Executive Directors, must be submitted to the Executive Board for approval, in line with the level of authority defined by the Board of Directors;

III– Guarantee the implementation of the Company’s Strategic Plan, pluriannual plans and annual spending and investment programs, together with the respective projects, in line with the approved budget limits;

IV- Decide on trademarks, patents, names and logos.

Article 35 – The Executive Board will ordinarily meet once a week, with the majority of its members, including the Chief Executive Officer or his substitute, and extraordinarily whenever convened by the Chief Executive Officer or two-thirds of the Executive Directors.

Sole paragraph: The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees, composed of Executive Managers, with specific tasks to analyze and recommend regarding certain subjects, in accordance with article 160 of Law 6,404/76: Statutory Technical Committee for Production Development and Technology; Statutory Technical Committee for Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee for Finance and Investor Relations; Statutory Technical Committee for Corporate Affairs; Statutory Technical Committee for Governance, Risk and Compliance; and Committee for Strategy, Organization and Management System.

I- The advice given by the Statutory Technical Committees does not bind the members of the Executive Board, but it is a necessary condition for the examination and deliberation of matters that are the responsibility of the respective Executive Director.

II- The composition, operating rules and duties of the Statutory Technical Committees will be governed by Internal Rules to be approved by the Board of Directors.

Article 36 – Individual responsibilities:

Section 1 – The Chief Executive Officer is responsible for:

I- submitting technical and financial assessment criteria for investment projects to the Executive Board, for approval, together with the respective delegation of responsibility plans for their execution and implementation;

II- convening, presiding over and coordinating the work of Executive Board meetings;

III- proposing the appointment of Executive Directors to the Board of Directors;

IV- providing information to the Board of Directors, the minister to which the Company reports, and the Federal Government’s oversight bodies, as well as the Federal Audit Court and National Congress;

V- guaranteeing the mobilization of resources to respond to extreme hazards for health, the environment and safety;

VI- performing other duties assigned to him by the Board of Directors.

Section 2 – The Executive Director for Production Development & Technology is responsible for:

I- ensuring the development of projects and production systems involving E&P, Refining, Natural Gas and Electricity;

II- upholding the Company’s interests in dealings with regulators related to his area of activity;

III- managing and developing projects for the construction, maintenance and abandonment of wells, and the installation of subsea, surface and offshore production systems, industrial facilities and onshore pipelines, among other things;

IV- developing and providing technology solutions to deliver the Company’s strategic plan;

V- performing other duties assigned to him by the Board of Directors.

Section 3 – The Executive Director for Exploration & Production is responsible for:

I- coordinating projects to optimize assets in shallow, deep and ultra-deep waters, and those under producing-sharing arrangements;

II- managing exploration assets, as well as implementing corporate strategy, operational plans and operational performance evaluations;

III- approving and managing partnerships and participation in exploration blocks;

IV- upholding the Company’s interests in dealings with regulators related to his area of activity;

V- managing logistics services to support operations and the Company’s investments in his area of activity;

VI- defining the strategy and guidelines for decommissioning and maintenance of wells and subsea systems;

VII- performing other duties assigned to him by the Board of Directors.

Section 4 – The Executive Director for Refining and Natural Gas is responsible for:

I- managing industrial, logistics and sales operations for oil products, natural gas, electricity and nitrogen fertilizers;

II- coordinating the implementation of corporate strategy, portfolio decisions,

operational planning and operational performance evaluations;

III- approving and managing partnerships related to his area of activity;

IV- upholding the Company’s interests in dealings with regulators related to his area of activity;

V- managing the supply of oil products, natural gas, electricity and nitrogen fertilizers;

VI- performing other duties assigned to him by the Board of Directors.

Section 5 – The Chief Financial Officer and Investor Relations Executive Director is responsible for:

I- providing the financial resources needed for the Company’s operations, conducting the processes of taking out loans and financing, as well as related services;

II- moving the Company’s monetary resources, always in conjunction with another Executive Director;

III- the provision of information to investors, the Brazilian Securities and Exchange Commission (CVM) and stock exchanges or over-the-counter markets, domestic and foreign, as well as the corresponding regulatory and oversight bodies, keeping the Company’s records at these institutions up to date;

IV- approving the Company’s annual insurance plan;

V- monitoring and reporting to the Executive Board the financial performance of investment projects, in line with the targets and results approved by the Executive Board and Board of Directors;

VI- accounting for, monitoring and reporting to the Executive Board the Company’s financial operations, including its wholly owned subsidiaries and other controlled companies;

VII- promoting the Company’s financial management and monitoring the financial management of its wholly owned subsidiaries, controlled companies, affiliates and consortia;

VIII- coordinating the processes of acquiring and disposing of equity stakes held by the Company, in accordance with prevailing legislation and regulations;

IX- performing other duties assigned to him by the Board of Directors.

Section 6 – The Executive Director for Corporate Affairs is responsible for:

I- proposing plans to the Executive Board concerning the entry, careers, succession, benefits and disciplinary regime of Petrobras employees;

II- approving the headcount of the Company’s entities;

III- guiding and promoting the application of the Company’s human resources policies and guidelines;

IV- proposing, implementing and maintaining the Company’s telecommunications and information technology systems;

V- providing the Company with shared infrastructure and administrative support resources and services;

VI- coordinating the process of planning and procuring goods and services, and the acquisition and disposal of materials and property;

VII- guiding and promoting the application of the Company’s Health, Environment and Safety policies, guidelines and rules;

VIII- guiding and promoting the application of the Company’s Social Responsibility policies, guidelines and rules;

IX- performing other duties assigned to him by the Board of Directors.

Section 7 – The Executive Director for Governance, Risk and Compliance is responsible for:

I- guiding and promoting the application of governance, risk and compliance rules, guidelines and procedures;

II- coordinating an integrated vision of business risks, reporting the main effects of these risks on Petrobras’ results to the Executive Board and Board of Directors;

III- guiding and promoting the application of risk management policies, in accordance with prevailing legislation;

V- coordinating the management of compliance and necessary internal controls, including fraud and corruption aspects;

V- monitoring developments related to the Company’s reporting channel and ensuring the reporting of identified violations and their results to the Executive Board and Board of Directors;

VI- performing other duties assigned to him by the Board of Directors.

Section 8 – The Executive Director for Strategy, Organization and Management System is responsible for:

I- proposing the foundations and guidelines for producing the strategic plan, as well as annual programs and pluriannual plans;

II- coordinating the production of the Company’s strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, together with the respective projects;

III- coordinating the production of the Basic Organizational Plan, setting out the basic structure of the Company’s entities and their respective Organizational Rules;

IV- ensuring the execution of strategies with greater dynamism in decisions, defining action plans with objectives and targets for costs, risks, business performance and investments;

V- incorporating risk management into strategic decisions, contributing to the production of the matrix for business risks of all kinds;

VI- proposing the establishment of a management system that:

a) modernizes the company’s management, improving its performance monitoring and control, by using internal and external benchmarks and risk analyses to support decision making;

b) achieves objectives and targets up to the supervision level;

c) indicates the respective responsible people;

d) permits the timely monitoring of achievement of these targets and the associated risks, together with the respective mitigation plans, in alignment with the responsible departments;

e) establishes a system of consequences aligned with compliance, in line with the principle of meritocracy.

Section 9 – The Chief Executive Officer and each Executive Director, within the areas of contact described in the Basic Organizational Plan, are responsible for:

I- implementing the strategic plan and budget approved by the Board of Directors, using the Company’s management system;

II- hiring and dismissing employees, and formalizing appointments to management positions and functions;

III- assigning employees for foreign missions;

IV- monitoring, controlling and reporting to the Executive Board the technical and operational activities of wholly owned subsidiaries and companies in which Petrobras has a stake or is associated with;

V- designating and instructing the Company’s representatives at the General Shareholders’ Meetings of wholly owned subsidiaries, controlled companies and affiliates, in accordance with the guidelines established by the Board of Directors, as well as applicable corporate guidelines;

VI- administering, supervising and evaluating the performance of the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan, and carrying out management acts related to these activities and can secure value limits for delegation of the practice of such acts;

VII- approving the rules and procedures for performing the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan.

Article 37 – The Executive Board will take its decisions by majority vote of the members present, and they will be recorded in the book of minutes.

Sole paragraph: In the event of a tie, the Chief Executive Officer will have the deciding vote.

Article 38 – The Executive Board will send the Board of Directors copies of the minutes of its meetings and it will provide information to make it possible to evaluate the performance of the Company’s activities.

Sole paragraph: The members of the Executive Board will send the Board of Directors a report describing the acts practiced in exercising their individual duties.

Chapter V – General Shareholders’ Meetings

Article 39 – Ordinary General Shareholders’ Meetings will take place annually, within the timeframe stipulated in article 132 of Law 6,404 of 1976, at the location, date and time previously established by the Board of Directors, to decide on matters for which it is responsible, especially the following:

I- Analyze the management’s accounts, and examine, discuss and vote on the financial statements;

II- Decide on the allocation of net earnings in the financial year and the distribution of dividends;

III- Elect members of the Board of Directors and Audit Council.

Article 40 – Extraordinary General Shareholders’ Meetings, in addition to the cases established by law, will take place when convened by the Board of Directors, to decide on subjects of interest to the Company, especially the following:

I- Amendments to the Bylaws;

II- Changes to the capital stock;

III – Evaluations of the assets contributed by shareholders to increase the capital stock;

IV- The issuing of debentures convertible into shares or their sale when in the treasury;

V- The incorporation of the Company into another company, or its dissolution, transformation, division or merger;

VI- The Company’s participation in groups of companies;

VII- Disposal of control of the capital of the Company’s wholly owned subsidiaries;

VIII- Removal of members of the Board of Directors;

IX- The disposal of debentures convertible into shares that belong to the Company and were issued by its wholly owned subsidiaries and controlled companies;

X- Cancellation of the Company’s registration as a publicly held company;

XI- The choice of a specialist company from among a three-company list presented by the Board of Directors to prepare an appraisal report for its shares according to their respective financial value, to be used in cases of the cancellation of the Company’s registration as a publicly held Company or deviations from standard corporate governance rules defined by a stock exchange or over-the-counter market entity registered with the Brazilian Securities and Exchange Commission (CVM), in order to comply with the rules established in the pertinent regulations for differentiated corporate governance practices issued by such entities, and in accordance with any contracts between Petrobras and such entities;

XII- Waivers of the right to subscribe to shares or debentures convertible into shares of wholly owned subsidiaries, controlled companies or affiliates.

Section 1 – Decisions on the subjects specified in part XI of this article must be taken by absolute majority vote of outstanding common shares, not counting blank votes.

Section 2 – In the event of a public share offer filed by the controlling shareholder, the latter will pay for the costs of producing the appraisal report.

Article 41 – Every year, the General Shareholders’ Meeting will determine the overall or individual total for officers’ remuneration, as well as their profit-sharing limits, in accordance with specific legislation, and for the members of the Board of Directors’ Advisory Committees.

Article 42 – General Shareholders’ Meetings will be chaired by the Company’s Chief Executive Officer or the substitute he may designate, and in the absence of both, by a shareholder chosen by a majority vote of those present.

Sole paragraph: The chairman of a General Shareholders’ Meeting will choose the secretary of the meeting from among the shareholders present.

Chapter VI – Audit Council

Article 43 – The Audit Council, a permanent body, is composed of up to five members and their respective alternate members, elected by a Ordinary General Shareholders’ Meeting, all resident in Brazil, in accordance with the requirements and impediments established in the Law 13,303 of 2016, either shareholders or otherwise, one of whom will be elected by the minority common shareholder, and the other elected by the preferred shareholders, in separate votes.

Section 1 – One of the members of the Audit Council will be appointed by the Finance Minister, as the representative of the National Treasury.

Section 2 – In the event of a vacancy, resignation, impediment or unjustified absence at two consecutive meetings, the member of the Audit Council in question will be replaced, until the end of his term, by the respective alternate member.

Section 3 – The members of the Audit Council will be installed in their offices by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Council. This declaration of acceptance of office will declare: (i) acceptance of contracts that may be entered into by Petrobras with stock exchanges or over-the-counter market entities registered with the Brazilian Securities and Exchange Commission, in order to adopt the corporate governance standards established by these entities, accepting responsibility for compliance with these contracts and the respective regulations for differentiated corporate governance practices, if applicable; and (ii) acceptance of the terms of the arbitration clause set forth in article 58 of these Bylaws.

Article 44 – The term of office of the members of the Audit Council is one year, and their reelection is permitted.

Article 45 – The remuneration of members of the Audit Council, in addition to the mandatory reimbursement of travel and accommodation expenses necessary to perform their function, will be determined by the General Shareholders’ Meeting that elects them, within the limit established in Law 9,292 of 1996.

Article 46 – Without prejudice to the other duties assigned through legal provisions or decisions of General Shareholders’ Meetings,the Audit Council will:

I- inspect, by any of its members, the acts of managers and verify compliance with their legal and statutory duties;

II- express its opinion on the management’s annual report and give its opinion on the complementary information it deems necessary or useful for General Shareholders’ Meeting decision making;

III- express its opinion on the management’s proposals, to be submitted to General Shareholders’ Meetings, regarding changes to the capital stock, the issuing of debentures or subscription bonds, investment plans or capital budgets, the distribution of dividends, and the transformation, incorporation, merger or division of the Company;

IV- denounce mistakes, fraud or crimes that are uncovered by any of its members to the management bodies, and if the latter do not take the necessary measures to protect the Company’s interests, to a General Shareholders’ Meeting, and suggest useful measures to the Company;

V- convene an Ordinary General Shareholders’ Meeting if the management are more than one month late in convening it, and an Extraordinary Meeting whenever serious or urgent facts occur, including subjects deemed necessary on the meeting agenda;

VI- analyze, at least quarterly, the balance sheet and other financial statements produced periodically by the Executive Board;

VII- examine the financial statements of the financial year and give its opinion on them;

VIII- perform these duties during liquidation.

Sole paragraph: The members of the Audit Council are obliged to participate in the meetings of the Board of Directors at which the subjects referred to in parts II, III and VII of this article will be examined.

Chapter VII – Company Employees

Article 47 – Petrobras employees are subject to labor legislation and the Company’s internal rules, as well as the legal rules applicable to the employees of partially stated-owned companies.

Article 48 – The admission of employees by Petrobras and its wholly owned subsidiaries and controlled companies will follow the public selection process, under the terms approved by the Executive Board.

Article 49 – The functions of senior management and the powers and responsibilities of the respective incumbents will be defined in the Company’s Basic Organizational Plan.

Section 1 – The functions referred to at the start of this article, reporting to the Board of Directors, may in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through contracts freely allowing appointment and dismissal.

Section 2 – The functions referred to at the start of this article, reporting to the Executive Board or its members, may in exceptional cases, if proposed and justified by the Executive Board and approved by the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through contracts freely allowing appointment and dismissal.

Section 3 – The management functions that are part of the Company’s organizational structure, at the other levels, will have the powers and responsibilities of their holders defined in the rules of the respective bodies.

Article 50 – Without prejudice to legal requirements, the loaning out of employees of Petrobras and its wholly owned subsidiaries or controlled companies will depend on authorization, in each case, from the Executive Board, and it will take place, whenever possible, through reimbursement of the corresponding costs.

Article 51 – The Company will assign a share of its annual earnings to be distributed among its employees, in line with the criteria approved by the Board of Directors and prevailing legislation.

Chapter VIII – General Provisions

Article 52 – Petrobras’ activities will follow a Basic Organizational Plan, approved by the Board of Directors, which will set out its general structure and define the nature and duties of each body, and the reporting, coordination and control relationships necessary for its operation, in accordance with these Bylaws.

Article 53 – The financial year will coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements will be produced, in line with applicable legal provisions.

Sole paragraph: The Company may produce half-yearly financial statements, for the payment of dividends or additional payments on shareholders’ equity, if so decided by the Board of Directors.

Article 54 – Regarding resources transferred by the Federal Government or deposited by minority shareholders in order to expand the Company’s capital stock, financial charges equivalent to the SELIC benchmark interest rate will be added from the date of transfer until the date of capitalization.

Article 55 – From the net earnings posted in its annual financial statements, Petrobras will assign a minimum of 0.5% (five-tenth percent) of its paid-in capital stock to constitute a special reserve to cover the cost of the Company’s technological research and development programs.

Sole paragraph: The accrued balance of the reserve provided for in this article may not exceed 5% (five percent) of the paid-in capital stock.

Article 56 – After the distribution of the minimum dividend provided for in article 8 of these Bylaws has been determined, the General Shareholders’ Meeting may, in accordance with corporate law and specific federal regulations, award percentages or bonuses to the members of the Company’s Executive Board as variable remuneration.

Article 57 – The Executive Board may authorize the practice of reasonable free acts to benefit employees or the community in which the company participates, including the donation of goods that are no longer of use, in light of its social responsibilities, as provided for in Section of article 154 of Law 6,404 of 1976.

Article 58 – Disputes or controversies involving the Company, its shareholders, managers and members of the Audit Council must be resolved through arbitration, according to the rules of the Market Arbitration Chamber, in order to apply the provisions contained in Law 6,404 of 1976, these Bylaws, and the rules issued by the National Monetary Council, Central Bank of Brazil and Brazilian Securities and Exchange Commission, as well as all other rules applicable to the operation of the capital markets in general, in addition to those contained in the contracts Petrobras may enter into with a stock exchange or over-the-counter market entity registered with the Brazilian Securities and Exchange Commission, to adopt corporate governance standards established by these entities and respective rules on differentiated corporate governance practices, if applicable.

Sole paragraph: The decisions taken by the Federal Government, through votes at General Shareholders’ Meetings, aimed at guiding the Company’s business, pursuant to article 238 of Law 6,404 of 1976, are considered forms of exercising indispensible rights and they will not be subject to the arbitration procedure provided for at the start of this article.

Article 59 – Contracts entered into by Petrobras to acquire goods and services will be preceded by a simplified bidding procedure, as defined in the regulations approved by Decree 2,745 of August 24, 1998.

Article 60 – In order to help prepare its proposals to participate in tenders that precede the concessions referred to in Law 9,478 of 1997, Petrobras may sign pre-contractual agreements, by issuing invitation letters, ensuring prices and commitments for the supply of goods and services.

Sole paragraph: These pre-contractual agreements will contain a termination clause by operation of law, to be exercised without penalty or compensation of any kind in the event that another bidder is declared the winner, and they will subsequently be submitted to external oversight and inspection bodies for examination.

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

INFORMATION FOR SHAREHOLDERS

ITEM III

ELECTION OF MEMBER OF THE BOARD OF DIRECTORS, APPOINTED

BY THE CONTROLLING SHAREHOLDER, IN ACCORDANCE WITH

ARTICLE 150 OF THE CORPORATION LAW (LAW 6,404 OF 1976) AND

ARTICLE 25 OF THE COMPANY’S BYLAWS

Article 150 of the Corporation Law (Law 6,404 of 1976) and article 25 of the Company’s Bylaws determine that in the event that a position on the board becomes vacant, the substitute will be appointed by the remaining board members, and he will serve in this position until the following General Shareholders’ Meeting.

As announced by the Company on May 30, 2016, the Board of Directors, at a meeting held on that date, appointed Mr. Pedro Parente as a new board member, complementing and substituting the term of Mr. Aldemir Bendine.

This appointment, as provided for by the Corporation Law and the Company’s Bylaws, is valid until the General Shareholders’ Meeting hereby called, when the member of the Board of Directors will be elected by shareholders.

The controlling shareholder indicates the following person for the position on the Board of Directors:

PEDRO PULLEN PARENTE.

Please find attached information related to the person appointed as a member of the Board of Directors, in accordance with items 12.6 to 12.10 of the Reference Form (article 10 of CVM Instruction 481).

ANNEX I

INFORMATION CONCERNING THE MEMBER NOMINATED

BY THE CONTROLLING SHAREHOLDER TO THE BOARD OF DIRECTORS

Name Indicated by the controlling shareholder
Name	Birth Date	Board	Mandate Term
Number of
TIF	Job	Job Position to be taken	Consecutive
Mandates
Pedro Pullen Parente	Feb 21,1953	Board of Directors	Until AGM 2017
059.326.371-53	Economist	Member	-

PEDRO PULLEN PARENTE, Brazilian, Economist. He began his public service career at Banco do Brasil in 1971 and was transferred to the Central Bank in 1973, in both cases following public examination. He has been a consultant for the International Monetary Fund and public institutions in Brazil, including several State Departments and the National Constituent Assembly of 1988, and has occupied various government positions in the economics area. He was Minister of State between 1999 and 2002, having led the team handling the transition from President Fernando Henrique Cardoso’s government to President Lula’s administration. During this period, he worked as President of the Energy Crisis Management Chamber. He was a member of the Board of Directors of Petrobras between March 24, 1999 and December 31, 2002 and Chairman of the Board as of March 25, 2002. He was Chief Operating Officer of RBS Group between 2003 and 2009 and President and CEO of Bunge Brasil from 2010 to 2014. He has also been Chairman of the Board of Directors of the BM&FBOVESPA – Securities, Commodities and Futures Exchange since March 2015. Dependent Director by IBGC criteria.

The name indicated above:

      • Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.

       • He doesn´t have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.

       • He doesn´t have any relation of subordination with the Company’s related parties.

  EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

  INFORMATION FOR SHAREHOLDERS

  ITEM IV

  WAIVER, AS PROVIDED FOR BY ARTICLE 2, X OF CGPAR RESOLUTION 15

  OF MAY 10, 2016, FOR MR. NELSON LUIZ COSTA SILVA, FROM THE SIX-

  MONTH RESTRICTION PERIOD TO HOLD A POSITION ON A PETROBRAS

  STATUTORY BODY, GIVEN HIS RECENT WORK AS CEO OF BG SOUTH

  AMERICA, ENABLING HIS ELECTION TO PETROBRAS’ BOARD OF

  DIRECTORS TO BE EVALUATED

  Article 2, part X of CGPAR Resolution 15/2016 restricts participation in the Company’s statutory bodies by people who provide or have provided, in the last six months, any kind of service to a company that could be considered a competitor in the market or with which Petrobras has established a significant relationship.

  Therefore, it is necessary to make a request to the General Shareholders’ Meeting, as provided for in both the aforementioned articles, for dispensation for Mr. Nelson Luiz Costa Silva from the six-month period of restriction to hold a position on a Petrobras statutory body, given his recent work as CEO of BG South America.

  In this way, it will be possible to formalize his appointment by the CEO for the position of Executive Director for Strategy, Organization and Management System, to be subsequently elected by the Board of Directors, following the proper statutory and regulatory procedures.

  Please find attached the resume of Mr. Nelson Luiz Costa Silva.

Nelson Luiz Costa Silva CEO, BG South America (until May 2016) Non-Executive Director of Compass Group PLC, UK

  Nelson joined BG Group in October 2009 with responsibility for the group’s people and businesses in South America, including oil and gas exploration and production activities in operated and non-operated blocks in Brazil and Bolivia (accounting for one-third of the BG’s Group) and natural gas distribution and offshore transshipment activities in Uruguay. Nelson led BG in Brazil from the exploration phase until becoming the country’s largest private oil and gas producer, reaching a record of 220,000 barrels per day in May 2016. During his six years at the helm of BG Brasil, the company successfully installed eight FPSOs and two deep-water gas pipelines. Nelson was the Chairman of Comgás from October 2009 until its sale by BG in November 2012.

  Previously, Nelson was the Global President of BHP Billiton’s aluminum division and its Commercial Director for Iron Ore, Coal and Manganese, based in London and then Singapore. He also held various executive roles at Vale for 17 years, including Global Commercial Director for Iron Ore, based in Rio de Janeiro, Brussels and Tokyo. Nelson was also the CEO of América Latina Logística (ALL) in Buenos Aires and the General Director of Embraer Europe, based in Paris. Nelson’s career spans more than 40 years, including 25 years of international experience living in Mexico, Belgium, Japan, Argentina, France and England.

  Born in Araraquara, Brazil, Nelson graduated in naval engineering from the University of São Paulo Polytechnic School in 1977 and obtained a specialist graduate diploma from Fundação Getulio Vargas, São Paulo, in 1980.

  Main positions on Boards of Directors:

  • Member of the Board of Directors of the following Vale JVs: Nibrasco (Brazil), Kobrasco (Brazil), Itabrasco (Brazil), Caemi (Brazil), Samarco (with BHP Billiton in Brazil), GIIC (Bahrain), and Siderar (Argentina)

  • Member of Board of Directors of the following BHP Billiton JVs: BMC (with Mitsubishi in Australia), BMA (with Mitsui in Australia), Global Alumina (Guinea), BMS (with Alcoa in Suriname), Bayside Aluminium, and Hillside Aluminium (with IFC and South African partners in South Africa)

  • Chairman of the following JVs: Mozal Alumina (with IFC and South African and Mozambican partners in Mozambique), and Worsley Alumina (Australia)

  • Other positions: President of the National Mining Industry Association (Sinferbase), an independent board member of Brasil Brokers (listed on the São Paulo Stock Exchange), a member of the International Advisory Council to President Guebuza of Mozambique, a board member of the Brazilian Petroleum Institute (IBP) and the Brazilian Association of Oil Exploration and Production Companies, and a member of Brazil’s Presidential Economic and Social Development Council (CDES) since 2014

  • Positions held at the moment: member of the Board of Curators of the Rio Museum of Art and Brazilian Symphony Orchestra.

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: July 6, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
  All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.